Filed pursuant to General Instruction II.L. of Form F-10
File No. 333-290499

The information contained in this preliminary prospectus supplement is not complete and may be changed. This preliminary prospectus supplement and the accompanying prospectus are not an offer to sell and are not soliciting an offer to buy these securities in any jurisdiction where the offer or sale is not permitted.

PRELIMINARY PROSPECTUS SUPPLEMENT,

DATED DECEMBER 2, 2025

SUBJECT TO COMPLETION

Prospectus Supplement

(To Prospectus Dated September 25, 2025)

US$

Manulife Financial Corporation

% Senior Notes Due 20

Manulife Financial Corporation (“MFC”) is offering US$  aggregate principal amount of its  % senior notes due 20  (the “notes”). MFC will pay interest on the notes at the rate of  % per year. Interest on the notes will be payable semi-annually in arrears on    and    of each year, beginning    , 2026. The notes will mature on    , 20 .

MFC may redeem some or all of the notes, at any time. The redemption prices are discussed under “Description of the Notes—Optional Redemption.” MFC may also redeem all (but not less than all) of the notes if certain changes affecting Canadian withholding taxes occur. The notes do not have the benefit of any sinking fund.

The notes will be direct unsecured obligations of MFC and will rank equally in right of payment with all of MFC’s existing and future unsecured and unsubordinated indebtedness.

Investing in the notes involves risks that are described in the “Caution Regarding Forward-Looking Statements” section and the “Risk Factors” section beginning on pages S-iii and S-6, respectively, of this prospectus supplement and the “Risk Factors” section beginning on page 16 of the accompanying prospectus.

MFC is permitted to prepare this prospectus supplement and the accompanying prospectus in accordance with Canadian disclosure requirements, which are different from those of the United States. MFC prepares its financial statements in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board (“IFRS”) and is subject to Canadian auditing and auditor independence standards. MFC’s financial statements may not be comparable to financial statements of U.S. companies.

Owning the notes may subject you to tax consequences both in the United States and Canada. This prospectus supplement and the accompanying prospectus may not describe these tax consequences fully. You should read the tax discussion in this prospectus supplement and consult with your own tax advisor with respect to your own particular circumstances.

Your ability to enforce civil liabilities under U.S. federal securities laws may be affected adversely because MFC is incorporated in Canada, most of MFC’s officers and directors and certain of the experts named in this prospectus supplement and the accompanying prospectus are Canadian residents, and a significant portion of MFC’s assets are located outside the United States.

Neither the Securities and Exchange Commission nor any state securities regulator has approved or disapproved these securities or determined if this prospectus supplement or the accompanying prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

There is no market through which the notes may be sold and purchasers may not be able to resell notes purchased under this prospectus supplement. This may affect the pricing of the notes in the secondary market, the transparency and availability of trading prices, the liquidity of the notes and the extent of issuer regulation. See “Risk Factors.”

	Per Note		Total
Public Offering Price(1)(2)		%	US$
Underwriting Discount		%	US$
Proceeds to MFC (before expenses)		%	US$

(1)	The effective yield of the notes, if held to , 20 , will be %.
(2)	Plus accrued interest from , 2025, if settlement occurs after that date.

The underwriters may offer the notes at prices lower than stated above. See “Underwriting.”

The offering price of the notes will be payable in U.S. dollars. The underwriters are offering the notes, subject to prior sale, when, as and if issued to and accepted by them, subject to approval of legal matters by their counsel, including the validity of the notes, and other conditions contained in the underwriting agreement, referred to under “Underwriting.” In connection with this offering, the underwriters may engage in transactions that stabilize the market price of the notes at levels other than those which otherwise might prevail on the open market. Such transactions, if commenced, may be discontinued at any time. See “Underwriting.”

The underwriters expect to deliver the notes, in book-entry form only, through the facilities of The Depository Trust Company for the accounts of its participants, including Clearstream Banking, société anonyme, Luxembourg or Euroclear Bank N.V./S.A., on or about     , 2025.

MFC’s head office and registered office is located at 200 Bloor Street East, Toronto, Ontario, Canada M4W 1E5 (Tel. No. 416-926-3000).

Joint Book-Running Managers

BofA Securities	Citigroup	J.P. Morgan	Morgan Stanley

The date of this prospectus supplement is  , 2025.

Prospectus Supplement

Prospectus

S-i

ABOUT THIS PROSPECTUS SUPPLEMENT

This document is in two parts. The first part, this prospectus supplement, describes the specific terms of the notes MFC is offering and also adds to and updates certain information contained in the accompanying short form base shelf prospectus and the documents incorporated by reference. The second part, the short form base shelf prospectus, dated September 25, 2025, gives more general information, some of which may not apply to the notes we are offering by this prospectus supplement. The accompanying short form base shelf prospectus is referred to as the “prospectus” in this prospectus supplement.

If the information in this prospectus supplement is inconsistent with information contained in the prospectus or any document incorporated by reference, you should rely on the information in this prospectus supplement.

You should rely only on the information contained in this prospectus supplement, the prospectus, any free writing prospectus with respect to the offering of the notes filed by us with the U.S. Securities and Exchange Commission (the “SEC”) or information to which we have specifically referred you in any such documents. Neither we nor the underwriters have authorized anyone to provide you with additional or different information. If anyone provided you with additional or different information, you should not rely on it. Neither we nor the underwriters are making an offer to sell these securities in any jurisdiction where the offer or sale is not permitted. You should assume that the information contained in this prospectus supplement, the prospectus and the documents incorporated by reference is accurate only as of their respective dates. Our business, financial condition, results of operations and prospects may have changed since those dates.

In this prospectus supplement, all capitalized terms used and not otherwise defined herein have the meanings specified in the prospectus. In the prospectus and this prospectus supplement, unless otherwise specified or the context otherwise requires, all dollar amounts are expressed in Canadian dollars and all financial information included and incorporated by reference in this prospectus supplement and the prospectus has been prepared in accordance with IFRS. All references herein to “Canada” mean Canada, its provinces, its territories, its possessions and all areas subject to its jurisdiction.

In this prospectus supplement, unless otherwise indicated or unless the context otherwise requires:

•	all references to “MFC” refer to Manulife Financial Corporation, not including its subsidiaries;

•	all references to “MLI” refer to The Manufacturers Life Insurance Company, not including its subsidiaries;

•	MFC and its subsidiaries, including MLI, are collectively referred to as “Manulife”; and

•	references to “us,” “we” and “our” refer to Manulife.

The notes are offered for sale in those jurisdictions in the United States, Europe, Asia and elsewhere where it is lawful to make such offers. The distribution of this prospectus supplement and the prospectus and the offering or sale of the notes in some jurisdictions may be restricted by law. Persons into whose possession this prospectus supplement and the prospectus come are required by us and the underwriters to inform themselves about and to observe any applicable restrictions. This prospectus supplement and the prospectus may not be used for or in connection with an offer or solicitation by any person in any jurisdiction in which that offer or solicitation is not authorized or to any person to whom it is unlawful to make that offer or solicitation. See “Offering Restrictions” in this prospectus supplement.

S-ii

CAUTION REGARDING FORWARD-LOOKING STATEMENTS

Some of the statements in this prospectus supplement, the prospectus and the documents incorporated by reference in the prospectus and this prospectus supplement may be forward-looking statements. All such statements are made pursuant to the “safe harbour” provisions of Canadian provincial securities laws and the U.S. Private Securities Litigation Reform Act of 1995.

Forward-looking statements in this prospectus supplement, the prospectus and the documents incorporated by reference in the prospectus and this prospectus supplement include, but are not limited to, statements with respect to MFC’s possible or assumed future results set out under “General Development of the Business” and “Business Operations” in our most recent annual information form (which is contained in MFC’s annual report on Form 40-F for the year ended December 31, 2024 (the “Form 40-F”)) and in the management’s discussion and analysis in the Form 40-F and our most recent interim financial report.

These forward-looking statements also relate to, among other things, MFC’s objectives, goals, strategies, intentions, plans, beliefs, expectations and estimates, and can generally be identified by the use of words such as “may,” “will,” “could,” “should,” “would,” “likely,” “suspect,” “outlook,” “expect,” “intend,” “estimate,” “anticipate,” “believe,” “plan,” “forecast,” “objective,” “seek,” “aim,” “continue,” “goal,” “restore,” “embark” and “endeavor” (or the negative thereof) and words and expressions of similar import, and include statements concerning possible or assumed future results. Although MFC believes that the expectations reflected in such forward-looking statements are reasonable, such statements involve risks and uncertainties, and undue reliance should not be placed on such statements and they should not be interpreted as confirming market or analysts’ expectations in any way. Certain material factors or assumptions are applied in making forward-looking statements, including in the case of our statements with respect to MFC’s strategic priorities and targets, our medium-term financial and operating targets, the impact of the transition to the eMPF platform on core earnings from our MPF business, planned share buybacks, the impact of changes in tax laws and the probability and impact of Life Insurance Capital Adequacy Test (“LICAT”) scenario switches, the expected benefits and time to close the Comvest Credit Partners acquisition, and elsewhere described in the management’s discussion and analysis in the Form 40-F and our most recent interim financial report, and actual results may differ materially from those expressed or implied in such statements.

Important factors that could cause actual results to differ materially from expectations include but are not limited to:

•

general business and economic conditions (including but not limited to the performance, volatility and correlation of equity markets, interest rates, credit and swap spreads, inflation rates, currency rates, investment losses and defaults, market liquidity and creditworthiness of guarantors, reinsurers and counterparties);

•	changes in laws and regulations;

•	changes in accounting standards applicable in any of the territories in which we operate;

•	changes in regulatory capital requirements;

•	our ability to obtain premium rate increases on in-force policies;

•	our ability to execute strategic plans and changes to strategic plans;

•	downgrades in our financial strength or credit ratings;

•	our ability to maintain our reputation;

•	impairments of goodwill or intangible assets or the establishment of provisions against future tax assets;

•	the accuracy of estimates relating to morbidity, mortality and policyholder behaviour;

S-iii

•	the accuracy of other estimates used in applying accounting policies, actuarial methods and embedded value methods;

•	our ability to implement effective hedging strategies and unforeseen consequences arising from such strategies;

•	our ability to source appropriate assets to back our long-dated liabilities;

•	level of competition and consolidation;

•	our ability to market and distribute products through current and future distribution channels;

•	unforeseen liabilities or asset impairments arising from acquisitions and dispositions of businesses;

•	the realization of losses arising from the sale of investments classified as fair value through other comprehensive income;

•	our liquidity, including the availability of financing to satisfy existing financial liabilities on expected maturity dates when required;

•	obligations to pledge additional collateral;

•	the availability of letters of credit to provide capital management flexibility;

•	accuracy of information received from counterparties and the ability of counterparties to meet their obligations;

•	the availability, affordability and adequacy of reinsurance;

•	legal and regulatory proceedings, including tax audits, tax litigation or similar proceedings;

•	our ability to adapt products and services to the changing market;

•	our ability to attract and retain key executives, employees and agents;

•	the appropriate use and interpretation of complex models or deficiencies in models used;

•	political, legal, operational and other risks associated with our operations;

•	geopolitical uncertainty, including international conflicts and trade disputes;

•	acquisitions and our ability to complete acquisitions including the availability of equity and debt financing for this purpose;

•	the disruption of or changes to key elements of Manulife’s or public infrastructure systems;

•	environmental concerns, including climate change;

•	our ability to protect our intellectual property and exposure to claims of infringement;

•	the inability of MFC and MLI to withdraw cash from subsidiaries;

•	the expected time to close the Comvest Credit Partners acquisition; and

•

the anticipated benefits of the Comvest Credit Partners acquisition and the fact that the amount and timing of any future common share repurchases will depend on the earnings, cash requirements and financial condition of Manulife, market conditions, capital requirements (including under LICAT capital standards), common share issuance requirements, applicable law and regulations (including Canadian and U.S. securities laws and Canadian insurance company regulations), and other factors deemed relevant by Manulife, and may be subject to regulatory approval or conditions.

Additional information about material factors that could cause actual results to differ materially from expectations and about material factors or assumptions applied in making forward-looking statements may be found in this prospectus supplement and the prospectus under “Risk Factors” as well as under “Risk Management and Risk Factors” and “Critical Actuarial and Accounting Policies” in the management’s discussion and analysis in the Form 40-F, under “Risk Management and Risk Factors Update” and “Critical Actuarial and Accounting

S-iv

Policies” in the management’s discussion and analysis in our most recent interim financial report, in the “Risk Management” note to the consolidated financial statements in the Form 40-F and most recent interim financial report, and elsewhere in MFC’s filings with Canadian and U.S. securities regulators.

The forward-looking statements in this prospectus supplement, the accompanying prospectus and the documents incorporated by reference in this prospectus supplement and the accompanying prospectus are, unless otherwise indicated, stated as of the date hereof, thereof or the date of the document incorporated by reference, as the case may be, and are presented for the purpose of assisting investors and others in understanding our financial position and results of operations, our future operations, as well as our objectives and strategic priorities, and may not be appropriate for other purposes. MFC does not undertake to update any forward-looking statement except as required by law.

PRESENTATION OF OUR FINANCIAL INFORMATION

Manulife’s consolidated financial statements have been prepared in accordance with IFRS, which differ in certain material respects from generally accepted accounting principles in the United States (“U.S. GAAP”).

EXCHANGE RATE INFORMATION

Manulife publishes its consolidated financial statements in Canadian dollars. In this prospectus supplement, unless otherwise specified or the context otherwise requires, all dollar amounts are expressed in Canadian dollars and references to “dollars” or “$” are to Canadian dollars and references to “US$” are to United States dollars.

The following table sets forth the Canada/U.S. exchange rates on the last day of the periods indicated as well as the high, low and average rates for such periods. The high, low and average exchange rates for each period were identified or calculated from spot rates in effect on each trading day during the relevant period. The exchange rates shown are expressed as the number of U.S. dollars required to purchase one Canadian dollar. These exchange rates are based on those published on the Bank of Canada’s website on each trading day (the “Bank of Canada rate”). On December 1, 2025, the Bank of Canada rate was US$0.7154 equals $1.00.

	January 1, 2025 – December 1, 2025	Year Ended December 31,
		2024	2023	2022
Period End	0.7154	0.6950	0.7561	0.7383
High	0.7376	0.7510	0.7617	0.8031
Low	0.6848	0.6937	0.7207	0.7217
Average	0.7149	0.7302	0.7410	0.7692

S-v

SUMMARY

This summary highlights information contained elsewhere in this prospectus supplement and the accompanying prospectus or incorporated by reference in this prospectus supplement and the accompanying prospectus. This summary does not contain all of the information that you should consider before deciding to invest in the notes. You should read this entire prospectus supplement and the accompanying prospectus carefully, including the section entitled “Risk Factors” in this prospectus supplement and the documents incorporated by reference in this prospectus supplement and the accompanying prospectus, which contain our consolidated financial statements and the related notes, before making an investment decision.

Our Company

We are a leading international financial services group that helps people make their decisions easier and lives better. With our global headquarters in Toronto, Canada, we operate as Manulife across our offices in Asia, Canada, and Europe, and primarily as John Hancock in the United States. We provide financial advice, insurance, and wealth and asset management solutions for individuals, groups and institutions. Our principal operations are in Asia, Canada and the United States where we have served customers for more than 155 years.

As at December 31, 2024, we had more than 37,000 employees and operated in more than 20 countries and territories. Our business is organized into four primary reporting segments: Asia, Canada, U.S. and Global Wealth and Asset Management. Each reporting segment has profit and loss responsibility and develops products, services, distribution and marketing strategies based on the profile of its business and the needs of its market. Our property and casualty reinsurance business line is reported under the Corporate and Other reporting segment. This business line is a well-established participant in the highly specialized property retrocession market.

MFC is a life insurance company incorporated on April 26, 1999 under the Insurance Companies Act (Canada) (the “ICA”) for the purpose of becoming the holding company of MLI following its demutualization. MLI was incorporated on June 23, 1887 by a Special Act of Parliament of the Dominion of Canada, and was converted into a mutual life insurance company in 1968. Pursuant to Letters Patent of Conversion, effective September 23, 1999, MLI implemented a plan of demutualization under the ICA and converted to a life insurance company with common shares and became a wholly owned subsidiary of MFC.

Asia Segment

Our Asia segment offers insurance and insurance-based wealth accumulation products, driven by a customer-centric strategy, and leverages the asset management expertise of, and products managed by our Global Wealth and Asset Management segment. We are a top three pan-Asian life insurer, with a history of over 125 years and 13 million customers in the region, focused on addressing the significant health and mortality protection gaps and low insurance penetration rates across Asia.

With a broad geographic presence across 12 markets—Hong Kong, Macau, Japan, Bermuda1, mainland China, Singapore, Vietnam, Indonesia, the Philippines, Malaysia, Cambodia, and Myanmar—and a robust multi-channel distribution platform, we are well-positioned to create value for our customers, employees, and shareholders. As of December 31, 2024, we had close to 110,000 contracted agents and over 100 bank partnerships, of which our exclusive bancassurance partnerships provided us access to over 35 million bank customers. This includes our regional exclusive bancassurance partnership with DBS Bank across Singapore, Hong Kong, mainland China, and Indonesia. We also work with many independent agents, financial advisors, and brokers.

[1]	This represents our International High Net Worth business.

Canada Segment

Our Canada segment has been committed to customers in our home market for over 135 years. As of December 31, 2024, we served the needs of one in six adults overall across the country, including members of approximately 27,000 businesses and organizations in our group benefits business, through a diverse and competitive suite of financial and health-protection offerings tailored to individuals, families, and business owners. We leverage the asset management expertise and products managed by our Global Wealth and Asset Management segment.

Our Canadian business lines are: group life, health, and disability insurance solutions for employers; insurance and guaranteed investment products including life, critical illness, segregated funds, and annuities sold via retail advisors; and Affinity group insurance offerings including life, health, travel, disability, and creditor insurance solutions sold through the Manulife CoverMe® brand, mortgage brokers, travel advisors, and sponsor groups and associations. We also offer flexible banking products through Manulife Bank.

U.S. Segment

Our U.S. segment is committed to helping our customers live longer, healthier, better lives by providing an array of life insurance and insurance-based wealth accumulation solutions to meet a variety of their needs, and making behavioural insurance a standard component on all our life insurance solutions through the John Hancock Vitality Program.

We operate under the brand of John Hancock with more than 155 years of history in the U.S. We have built lifelong customer relationships and created a vast distribution network of licensed financial advisors, who help us bring the benefits of life insurance, wellness, and wealth planning to more individuals and their families. Our life insurance solutions are designed to meet customers’ estate, business, income-protection, and wealth accumulation needs; they also leverage the expertise and solutions provided by our Global Wealth and Asset Management segment.

Over the past decade, we have transitioned from being a passive claims payer to actively rewarding our customers for taking small, everyday steps toward better long-term health. To that end, we have integrated behavioural insurance across our suite of solutions, offering our customers tools, technology, education, and rewards through the John Hancock Vitality Program—in collaboration with partners including GRAIL, Verily, Apple, Prenuvo, and Massachusetts Institute of Technology AgeLab—to help them make more informed decisions about their overall health.

We also have in-force long-term care (“LTC”) and annuity businesses. Our proven record of organically managing our LTC blocks as well as our LTC, variable and fixed annuity reinsurance transactions over the last few years have been significant contributors to our efforts to transform the business portfolio to one of higher returns and lower risk.

Global Wealth and Asset Management Segment

Our Global Wealth and Asset Management segment, branded Manulife Wealth & Asset Management, is defined by our purpose: to make decisions easier and lives better by empowering investors for a better tomorrow. We operate across 20 geographies, including 10 in Asia, distributing innovative investment solutions to both individual and institutional investors through three integrated and complementary business lines. We seek to offer leading capabilities across a wide spectrum of public and private asset classes, leveraging the expertise of our team of over 700 investment professionals worldwide. Our business lines include Retirement, Retail and Institutional Asset Management.

As of December 31, 2024, our Retirement business served more than 9 million investors in North America and Asia through retirement plan solutions, with investments managed by our internal teams and third-party managers. We offer financial guidance and advice to investors to help improve financial preparedness and also provide solutions for investors when they retire or leave their employer plan.

Our Retail business serves individual investors primarily through third-party intermediaries, and, in select markets, through a direct-to-customer network including our Manulife Wealth business in Canada. Our fund platform consists predominantly of internally managed solutions. We also supplement our solutions by partnering with third-party managers through sub-advisory agreements.

Our Institutional Asset Management business serves pension plans, foundations, endowments, financial institutions, and other institutional investors worldwide including our own insurance business. Our solutions span all major asset classes including equities, fixed income, and alternative assets (real estate, timberland, farmland, private equity/debt and infrastructure).

The Offering

The following is a brief summary of some of the terms of this offering. For a more complete description of the terms of the notes, see “Description of the Notes” in this prospectus supplement and “Description of Debt Securities” in the prospectus.

Issuer	Manulife Financial Corporation

Securities Offered	US$ aggregate principal amount of % senior notes due 20 .

Interest Payment Dates	and of each year. , 2026 will be the first interest payment date on which interest is paid.

Maturity Date	The notes will mature on , 20 .

Ranking	The notes will be direct unsecured obligations of MFC and will rank equally in right of payment with all of its existing and future unsecured and unsubordinated indebtedness. The notes will be structurally subordinated to all existing and future liabilities of any of MFC’s subsidiaries.

Optional Redemption	The notes will be redeemable at MFC’s option in whole or in part, at any time, and from time to time, on not less than 10 nor more than 60 days’ prior notice.

The redemption price (expressed as a percentage of principal amount and rounded to three decimal places) for the notes to be redeemed on any Redemption Date (as defined below) that is prior to the Par Call Date (as defined below) will be equal to the greater of (i) 100% of the principal amount of the notes to be redeemed and (ii) (a) the sum of the present values of the remaining scheduled payments of principal and interest thereon discounted to the Redemption Date (assuming the notes matured on the Par Call Date) on a semi-annual basis (assuming a 360-day year consisting of twelve 30-day months) at the Treasury Rate plus basis points less (b) interest accrued to, but excluding, the Redemption Date, plus, in either case, accrued and unpaid interest thereon to, but excluding, such Redemption Date, as described under “Description of the Notes—Optional Redemption.”

The redemption price for the notes to be redeemed on any Redemption Date that is on or after the Par Call Date will be equal to 100% of the principal amount to be redeemed, plus accrued and unpaid interest to, but excluding, such Redemption Date.

Tax Redemption

Subject to certain limitations, MFC will have the right to redeem the notes in whole, but not in part, at any time, on not less than 10 nor more than 60 days’ prior notice in the event that we have become or would become obligated to pay additional amounts on the notes. If MFC redeems the notes in these circumstances, the redemption price of each note redeemed will be equal to 100% of the principal amount of such note plus accrued and unpaid interest on such note to, but excluding, the Redemption Date. See “Description of the Notes— Tax Redemption.”

Form and Denomination	The notes will be represented by fully registered global securities registered in the name of the nominee of The Depository Trust Company. Except as described under “Description of the Notes” in this prospectus supplement, notes in definitive form will not be issued. The notes will be issued in denominations of US$2,000 and integral multiples of US$1,000 in excess thereof.

Additional Issues	MFC may, from time to time, without notice to or the consent of holders of the notes, create and issue additional notes having the same terms and conditions as the notes offered hereby in all respects except for the issue date, issue price and, if applicable, the initial interest accrual date and the first payment of interest following the issue date of the new notes. These additional notes may be consolidated and form a single series with the notes offered hereby and have the same terms as to status, redemption or otherwise as the notes offered hereby. The notes offered hereby and any additional notes would rank equally and ratably.

Restrictive Covenants	The indenture pursuant to which the notes will be issued contains certain covenants that, among other things:

•	limit MFC’s ability to create liens on the capital stock of certain subsidiaries; and

•	restrict MFC’s ability to consolidate or merge with a third party or transfer all or substantially all of its assets.

These covenants are subject to important exceptions and qualifications which are described under the captions “Description of the Notes—Limitations on Liens” and “Description of the Notes— Consolidation, Merger and Sale of Assets.”

Additional Amounts	MFC will make payments under or with respect to the notes without withholding or deduction for or on account of Canadian taxes unless such withholding or deduction is required by law or the interpretation or administration thereof, in which case, subject to certain exemptions, MFC will pay such additional amounts as may be necessary so that the net amount received by holders of the notes after such withholding or deduction will equal the amount that such holders would have received in the absence of such withholding or deduction. See “Description of the Notes—Payment of Additional Amounts.”

Use of Proceeds	MFC intends to use the net proceeds of the offering of the notes for general corporate purposes, which may include future refinancing requirements.

Governing Law	The notes and the indenture governing the notes will be governed by the laws of the State of New York.

RISK FACTORS

An investment in our notes is subject to various risks, including those risks inherent in investing in a diversified financial institution. Before deciding whether to invest in our notes, you should carefully consider the risks relating to Manulife and the other information in this prospectus supplement, the prospectus and the documents incorporated by reference in this prospectus supplement and the prospectus, including the risks and uncertainties discussed under “Risk Management and Risk Factors” and “Critical Actuarial and Accounting Policies” in the management’s discussion and analysis in the Form 40-F and under “Risk Management and Risk Factors Update” and “Critical Actuarial and Accounting Policies” in our management’s discussion and analysis for the three and nine months ended September 30, 2025. The risks and uncertainties described below, in the prospectus and in the documents incorporated by reference are not the only ones we may face. Additional risks and uncertainties that we are unaware of, or that we currently deem to be immaterial, may also become important factors that affect us. If any of the following risks actually occurs, our business, financial condition or results of operations could be materially adversely affected, with the result that the trading price of the notes could decline and you could lose all or part of your investment.

Because the indenture contains no limit on the amount of additional debt that we may incur, our ability to make timely payments on the notes you hold may be affected by the amount and terms of our future debt.

Our ability to make timely payments on our outstanding debt may depend on the amount and terms of our other obligations, including any notes. The indenture does not contain any limitation on the amount of indebtedness or other liabilities that we or any of our subsidiaries may incur in the future, including additional senior debt securities. As we issue additional notes under the indenture or incur other indebtedness, unless our earnings grow in proportion to our debt and other fixed charges, our ability to service the notes on a timely basis may become impaired. We expect that we will from time to time incur additional debt and other liabilities. In addition, MFC is not restricted from paying dividends on or repurchasing its securities, including the notes, under the indenture.

Our holding company structure may adversely affect the ability of the holders of notes to receive payments on the notes.

MFC is a holding company that relies on dividends and interest payments from its insurance and other subsidiaries as the principal source of cash flow to meet its obligations, including with respect to its indebtedness (including the notes). As a result, MFC’s cash flows and ability to service its obligations, including the notes, are dependent upon the earnings of its subsidiaries and the distribution of those earnings and other funds by its subsidiaries to it. Substantially all of MFC’s business is currently conducted through its subsidiaries.

MLI is MFC’s principal operating subsidiary. The payment of dividends to MFC by MLI, MFC’s principal subsidiary, is subject to restrictions set out in the ICA. The ICA prohibits the declaration or payment of any dividend on shares of an insurance company if there are reasonable grounds for believing: (i) the company does not have adequate capital and adequate and appropriate forms of liquidity; or (ii) the declaration or the payment of the dividend would cause the company to be in contravention of any regulation made under the ICA respecting the maintenance of adequate capital and adequate and appropriate forms of liquidity, or any order made to the company by the Superintendent of Financial Institutions (Canada) (the “Superintendent”). As all of our U.S. and Asian operating life insurance companies are subsidiaries of MLI, a restriction on dividends from MLI would prevent MFC from obtaining dividends from its U.S. and Asian insurance businesses.

Certain of MFC’s U.S. insurance subsidiaries also are subject to insurance laws in Michigan, New York and Massachusetts, the jurisdictions in which these subsidiaries are domiciled, which impose general limitations on the payment of dividends and other upstream distributions by these subsidiaries to MLI. Our Asian insurance subsidiaries are also subject to restrictions in the jurisdictions in which these subsidiaries are domiciled which could affect their ability to pay dividends to MLI in certain circumstances. In addition, the ability of MFC’s insurance subsidiaries to pay dividends to MFC in the future will depend on their earnings, macroeconomic and market conditions, and their respective local regulatory requirements and restrictions, including capital adequacy and requirements, exchange controls and economic or trade sanctions. These subsidiaries are subject to a variety of insurance and other laws and regulations that vary by jurisdiction and are intended to protect policyholders and beneficiaries in that jurisdiction first and foremost, rather than investors. These subsidiaries are generally required to maintain solvency and capital standards as set by their local regulators and may also be subject to other regulatory restrictions, all of which may limit the ability of subsidiary companies to pay dividends or make distributions to MFC. Such limits could have a material adverse effect on MFC’s liquidity, including its ability to service its debt (including the notes).

Potential changes to regulatory capital and actuarial and accounting standards could also limit the ability of the insurance subsidiaries to pay dividends or make distributions and could have a material adverse effect on internal capital mobility, including on MFC’s ability to service its debt, including the notes. We may be required to raise additional capital, or to limit the new business we write, or to pursue actions that would support capital needs but adversely impact our subsequent earnings potential. In addition, the timing and outcome of these initiatives could have a significantly adverse impact on our competitive position relative to that of other Canadian and international financial institutions with which we compete for business and capital.

MFC seeks to maintain capital in its regulated subsidiaries in excess of the minimum required in all jurisdictions in which Manulife does business. The minimum requirements in each jurisdiction may increase due to regulatory changes and we may decide to maintain additional capital in our operating subsidiaries for competitive reasons, to fund expected growth of the business or to deal with changes in the risk profile of such subsidiaries. Any such increases in the level of capital may reduce the ability of the operating companies to pay dividends or make distributions and have a material adverse effect on MFC’s liquidity.

The notes are not guaranteed by any of our subsidiaries and the notes will be structurally subordinated to all existing and future liabilities of our subsidiaries.

The notes are obligations exclusively of MFC and are not guaranteed by any of our subsidiaries, and our subsidiaries have no obligation to pay any amounts due on the notes. Furthermore, except to the extent MFC has a priority or equal claim against its subsidiaries as a creditor, the notes will be structurally subordinated to debt and preferred stock at the subsidiary level because, as the common shareholder of its subsidiaries, MFC will be subject to the prior claims of creditors of its subsidiaries. As a result, a holder of notes will not have any claim as a creditor against our subsidiaries. Accordingly, the notes are structurally subordinated to all liabilities of MFC’s subsidiaries, including liabilities to policyholders and contract holders. To the extent any such subsidiary has or incurs debt with a third party, the rights of holders of notes will be structurally subordinated to the claims of the holders of such third party indebtedness, including in the event of liquidation or upon a realization of the assets of any such subsidiary. Therefore, holders of notes should rely only on MFC’s assets for payments on the notes. As of September 30, 2025, MFC’s subsidiaries had $648 million of capital instruments.

The notes will be redeemable at MFC’s option.

The notes will be redeemable at MFC’s option in whole or in part, at any time, and from time to time, on not less than 10 nor more than 60 days’ prior notice. The redemption price (expressed as a percentage of principal amount and rounded to three decimal places) for the notes to be redeemed on any Redemption Date that is prior to the Par Call Date will be equal to the greater of (i) 100% of the principal amount to be redeemed and (ii) (a) the sum of the present values of the remaining scheduled payments of principal and interest thereon discounted to the Redemption Date (assuming the notes matured on the Par Call Date) on a semi-annual basis (assuming a 360-day year consisting of twelve 30-day months) at the Treasury Rate plus    basis points less (b) interest accrued to, but excluding, the Redemption Date, plus, in either case, accrued and unpaid interest thereon to, but excluding, such Redemption Date. The redemption price for the notes to be redeemed on any Redemption Date that is on or after the Par Call Date will be equal to 100% of the principal amount to be redeemed, plus accrued and unpaid interest to, but excluding, such Redemption Date. Subject to certain limitations, MFC will also have the right to redeem the notes in whole, but not in part, at any time, on not less than 10 nor more than 60 days’ prior notice in the event that we have become or would become obligated to pay additional amounts on the notes. If MFC redeems the notes in these circumstances, the redemption price of each note redeemed will be equal to 100% of the principal amount of such note plus accrued and unpaid interest on such note to, but excluding, the Redemption Date. If prevailing rates are lower at the time of redemption, a purchaser would not be able to reinvest the redemption proceeds in a comparable security at an effective interest rate as high as the interest rate on the notes being redeemed. MFC’s redemption right also may adversely impact a purchaser’s ability to sell notes as an optional redemption date approaches.

The notes will constitute a separate series of notes under the indenture.

Each time we issue notes, the notes that we issue will constitute a separate series of debt securities for purposes of the indenture (unless it is specifically provided that the notes so issued will constitute a reopening of an outstanding series of notes). This may result in adverse consequences to holders of notes, if an event of default were to occur with respect to the notes of a particular series but not with respect to any other series of notes. If this were to occur, holders of notes of the series in respect of which such event of default shall have occurred may be entitled to accelerate the notes of such series while holders of notes of other series, in the absence of any event of default, will not be entitled to accelerate their notes or pursue any other remedy. As a result, holders of notes that have been accelerated may be entitled to payment in full in respect of their claims while holders of notes of other series that have not been accelerated will not be entitled to any such payment until such payment is due in accordance with the terms of the notes of such series or an event of default shall have occurred with respect to the notes of such series.

There is no existing public market for the notes, a market may not develop and you may have to hold your notes to maturity.

The notes are a new issue of securities and there is no existing trading market for the notes. We do not intend to apply for a listing of the notes on any securities exchange or automated interdealer quotation system. We have been advised by the underwriters that the underwriters intend to make a secondary market for the notes. However, they are not obligated to do so and may discontinue making a secondary market for the notes at any time without notice. If a trading market for the notes develops, no assurance can be given as to how liquid that trading market will be. If any of the notes are traded after their initial issuance, they may trade at a discount from their initial offering price, depending upon prevailing interest rates, the market for similar securities and other factors, including general economic conditions and our financial condition, performance and prospects.

If a trading market does develop, changes in our credit ratings or the debt markets could adversely affect the market price of the notes.

The price for the notes depends on many factors, including:

•	our credit ratings with major credit rating agencies;

•	the prevailing interest rates being paid by other companies similar to us;

•	our financial condition, financial performance and future prospects; and

•	the overall condition of the financial markets.

The condition of the financial markets and prevailing interest rates have fluctuated in the past and are likely to fluctuate in the future. Such fluctuations could have an adverse effect on the price of the notes.

In addition, credit rating agencies continually review their ratings for the companies that they follow, including us. The credit rating agencies also evaluate the insurance industry as a whole and may change their credit rating for MFC based on their overall view of our industry. Real or anticipated changes in our credit ratings may affect the market value of the notes. No assurance can be given that any assigned credit rating will not be lowered or withdrawn entirely by the relevant rating agency. In addition, real or anticipated changes in credit ratings could adversely impact the marketability of the insurance and wealth management products offered by MFC and could affect the cost at which MFC obtains funding, thereby affecting MFC’s liquidity, business, financial condition or results of operations.

The terms of the indenture and the notes provide only limited protection against significant events that could adversely impact your investment in the notes.

The indenture governing the notes does not:

•	require us to maintain any financial ratios or specific levels of net worth, revenues, income, cash flow or liquidity;

•

restrict our subsidiaries’ ability to issue securities or otherwise incur indebtedness or other obligations that would be senior to our equity interests in our subsidiaries and therefore rank effectively senior to the notes with respect to the assets of our subsidiaries;

•

restrict our ability to enter into a recapitalization transaction, change of control, highly leveraged transaction or similar transaction that may adversely affect you, except to the limited extent described under “Description of the Notes—Consolidation, Merger and Sale of Assets”; or

•	restrict our ability to make investments or to repurchase, or pay dividends or make other payments in respect of, our common shares or other securities ranking equally with or junior to the notes.

As a result of the foregoing, when evaluating the terms of the notes, you should be aware that the terms of the indenture and the notes do not restrict our ability to engage in, or to otherwise be a party to, a variety of corporate transactions, circumstances and events that could have an adverse impact on your investment in the notes.

Under certain circumstances, payments on the notes may be subject to U.S. information reporting and withholding tax under FATCA.

Under the Foreign Account Tax Compliance Act provisions of the U.S. Internal Revenue Code of 1986, as amended (the “Code”), and related U.S. Treasury guidance (“FATCA”), a withholding tax of 30% will be imposed in certain circumstances on (i) payments of certain U.S. source income (including interest and dividends) (“withholdable payments”) and (ii) payments by certain foreign financial institutions (such as banks, brokers, investment funds or certain holding companies) (“FFIs”) that agree to comply with FATCA (“participating FFIs”) that are attributable to withholdable payments (“foreign passthru payments”). It is uncertain at present when payments will be treated as “attributable” to withholdable payments. FATCA withholding on foreign passthru payments generally will not apply to debt obligations that are issued on or before the date that is six months after the date on which the final U.S. Treasury Regulations that define “foreign passthru payments” (“passthru payment regulations”) are filed unless such obligations are significantly modified after that date.

It is possible that, in order to comply with FATCA, we (or if the notes are held through an FFI, such FFI) may be required, pursuant to an agreement with the United States (an “FFI Agreement”) or under applicable non-U.S. law enacted in connection with an intergovernmental agreement between the United States and another jurisdiction (an “IGA”) to request certain information and documentation from the holders or beneficial owners of the notes, which may be provided to the Internal Revenue Service (the “IRS”). In addition, if the terms of the notes are significantly modified on a date more than six months after the date on which the passthru payment regulations are filed, then it is possible that we or an FFI through which the notes are held may be required to apply the FATCA withholding tax to any payment with respect to the notes treated as a foreign passthru payment made on or after the date that is two years after the date on which the passthru payment regulations are published if any required information or documentation is not provided or if payments are made to certain FFIs that (i) have not agreed to comply with an FFI Agreement and (ii) are payees that are not compliant with similar requirements under applicable non-U.S. law enacted in connection with an IGA.

Each person considering an investment in the notes should consult its own tax advisor regarding the application of FATCA to the notes.

USE OF PROCEEDS

The net proceeds from the sale of the notes will amount to approximately US$    , after deducting underwriting commissions and the estimated expenses of the offering. MFC intends to use the net proceeds from the sale of the notes offered by this prospectus supplement for general corporate purposes, which may include future refinancing requirements.

CAPITALIZATION

The following table sets forth the share capital and consolidated indebtedness of Manulife as of September 30, 2025 and as adjusted to give effect to the issuance of the notes offered by this prospectus supplement. The table below should be read together with the detailed information and financial statements appearing in the documents incorporated by reference in the prospectus and this prospectus supplement.

	As of September 30, 2025
	(Unaudited)
	Actual	As Adjusted
	($ in millions)
Long-term senior debt	$6,417		$6,417
Notes offered hereby(1)	—
Liabilities for capital instruments	7,011		7,011
Equity
Non-controlling interests	1,548		1,548
Participating policyholders’ equity	727		727
Shareholders’ equity
Preferred shares and other equity	6,660		6,660
Common shares	20,238		20,238
Contributed surplus	200		200
Shareholders’ retained earnings	5,089		5,089
Shareholders’ accumulated other comprehensive income	18,529		18,529

Total equity	52,991		52,991

Total capitalization	$66,419	$

(1)	Net of issuance costs. U.S. dollar amount was converted into Canadian dollar amount at the Bank of Canada rate on September 29, 2025 of US$0.7183 equal to $1.00.

EARNINGS COVERAGE RATIOS

In calculating the earnings coverage ratios below, foreign currency amounts have been converted to Canadian dollars using the average rates of exchange for each quarter. For the twelve months ended December 31, 2024, the average exchange rate was $1.3698 per US$1.00. For the twelve months ended September 30, 2025, the average exchange rate was $1.3986 per US$1.00.

For the twelve months ended December 31, 2024:

•

MFC’s borrowing costs (“Borrowing Costs”), defined as interest requirements on all its outstanding long-term debt and capital instruments, for the twelve months ended December 31, 2024, would have amounted to $   million after giving effect to the coverage adjustments for the December 2024 period set forth below.

•

The shareholders’ earnings of MFC before income taxes and Borrowing Costs for the twelve months ended December 31, 2024 amounted to $    million, which is approximately    times MFC’s Borrowing Costs for this period after giving effect to the coverage adjustments for the December 2024 period.

•

MFC’s total interest (“Total Interest”), defined as the sum of (a) interest requirements on other outstanding indebtedness, and (b) Borrowing Costs, for the twelve months ended December 31, 2024 would have amounted to $    million after giving effect to the coverage adjustments for the December 2024 period. From MFC’s perspective, the other outstanding indebtedness represents operational leverage, not financial leverage.

•

The shareholders’ earnings of MFC before income taxes and Total Interest for the twelve months ended December 31, 2024 amounted to $    million, which is approximately    times MFC’s Total Interest for this period after giving effect to the coverage adjustments for the December 2024 period.

For the twelve months ended December 31, 2024, the earnings coverage ratios have been adjusted to give effect to:

i.	the redemption of $1 billion principal amount of 2.237% Fixed/Floating Subordinated Debentures due May 12, 2030 on May 12, 2025;

ii.	the issuance of $500 million of 3.983% Fixed/Floating Subordinated Debentures due May 23, 2035 on May 23, 2025; and

iii.	the issuance of the notes,

(collectively, the “coverage adjustments for the December 2024 period”).

For the twelve months ended September 30, 2025:

•	MFC’s Borrowing Costs for the twelve months ended September 30, 2025, would have amounted to $ million after giving effect to the coverage adjustments for the September 2025 period set forth below.

•

The shareholders’ earnings of MFC before income taxes and Borrowing Costs for the twelve months ended September 30, 2025 amounted to $    million, which is approximately    times MFC’s Borrowing Costs for this period after giving effect to the coverage adjustments for the September 2025 period.

•

MFC’s Total Interest for the twelve months ended September 30, 2025 would have amounted to $    million after giving effect to the coverage adjustments for the September 2025 period. From MFC’s perspective, the other outstanding indebtedness represents operational leverage, not financial leverage.

•

The shareholders’ earnings of MFC before income taxes and Total Interest for the twelve months ended September 30, 2025 amounted to $    million, which is approximately    times MFC’s Total Interest for this period after giving effect to the coverage adjustments for the September 2025 period.

For the twelve months ended September 30, 2025, the earnings coverage ratios have been adjusted to give effect to the issuance of the notes (the “coverage adjustments for the September 2025 period”).

•	The information in this “Earnings Coverage Ratios” section is disclosed in accordance with Item 6 of Form 44-101F1 – Short Form Prospectus.

DESCRIPTION OF THE NOTES

The following description is a summary of certain terms of the notes and certain provisions of the indenture, as supplemented by the fifth supplemental indenture. This summary supplements the description set forth in the prospectus and should be read in conjunction with “Description of Debt Securities” in the prospectus. The description of certain terms of the notes and the indenture does not purport to be complete and such description is qualified in its entirety by reference to the indenture under which the notes are to be issued, referred to in the prospectus and filed as an exhibit to the registration statement of which this prospectus supplement and the prospectus are a part and the fifth supplemental indenture relating to the notes which will be filed as an exhibit to a Report on Form 6-K. To the extent that the following description is not consistent with that contained in the prospectus under “Description of Debt Securities,” you should rely on this description. This description is only a summary of the material terms and does not purport to be complete. We urge you to read the indenture, as supplemented by the fifth supplemental indenture, in its entirety because it, and not this description, will define your rights as a beneficial holder of the notes. References to “MFC,” “we,” “us” and “our” in the following description refer only to Manulife Financial Corporation on an unconsolidated basis.

General

The notes will be issued under an indenture, dated September 17, 2010, between MFC and The Bank of New York Mellon, as trustee, as supplemented by a fifth supplemental indenture, to be dated the date of issuance of the notes, between MFC and the trustee (together, the “indenture”).

The notes will be direct unsecured and unsubordinated obligations of MFC. The notes will constitute a separate series of senior debt securities under the indenture. The notes initially will be issued in an aggregate principal amount of US$    and will mature on   , 20 . The notes will be issued in minimum denominations of US$2,000 and integral multiples of US$1,000 in excess thereof.

The notes will bear interest at the rate of  % per year. Interest will accrue on the notes from    , 2025, or from the most recent date to which interest has been paid or provided for, payable semi-annually in arrears on    and    of each year, commencing    , 2026, to the persons in whose names the notes are registered at the close of business on the next preceding    or    , respectively. Interest will be computed on the basis of a 360-day year consisting of twelve 30-day months. The amount of interest payable for any period less than a full interest period shall be computed on the basis of a 360-day year consisting of twelve 30-day months and the actual days elapsed in a partial month in such period. Any payment of principal, premium or interest required to be made on an interest payment date that is not a business day in New York, New York and Toronto, Ontario will be made on the next succeeding business day, and no interest will accrue on that payment for the period from and after the interest payment date to the date of payment on the next succeeding business day.

Payment of principal, premium, if any, and interest on the notes will be made in United States dollars. MFC may, from time to time, without notice to or the consent of holders of notes, create and issue additional notes under the indenture in addition to the aggregate principal amount of notes offered hereby having the same terms and conditions as the notes offered hereby in all respects, except for issue date, issue price and, if applicable, the initial interest accrual date and the first payment of interest thereon. Additional notes issued in this manner may be consolidated with, and form a single series with, the notes offered hereby. The notes offered hereby and any additional notes would rank equally and ratably. Any additional notes must be fungible with the notes offered hereby for U.S. federal income tax purposes or be identified by a separate CUSIP number. In the event that additional notes are issued, we will prepare a new prospectus supplement. The notes will not be entitled to the benefits of any sinking fund.

MFC is a holding company and relies primarily on dividends and interest payments from its insurance and other subsidiaries to meet its obligations for payment of interest and principal on outstanding debt obligations, dividends to shareholders and corporate expenses. As a result, MFC’s cash flows and ability to service its obligations, including the notes offered hereby, are dependent upon the earnings of its subsidiaries, distributions of those earnings to it and other payments or distributions of funds by its subsidiaries to it.

The ability of MFC’s insurance subsidiaries to pay dividends to MFC in the future will depend on their earnings, macroeconomic and market conditions, and their respective local regulatory requirements and restrictions, including capital adequacy and requirements, exchange controls and economic or trade sanctions. The payment of dividends to MFC by MLI, MFC’s principal subsidiary, is subject to restrictions set out in the ICA. The ICA prohibits the declaration or payment of any dividend on shares of an insurance company if there are reasonable grounds for believing (i) the company does not have adequate capital and adequate and appropriate forms of liquidity, or (ii) the declaration or the payment of the dividend would cause the company to be in contravention of any regulation made under the ICA respecting the maintenance of adequate capital and adequate and appropriate forms of liquidity, or any order made to the company by the Superintendent. As all of our U.S. and Asian operating life insurance companies are subsidiaries of MLI, a restriction on dividends from MLI would prevent MFC from obtaining dividends from its U.S. and Asian insurance businesses.

Certain of MFC’s U.S. insurance subsidiaries also are subject to insurance laws in Michigan, New York and Massachusetts, the jurisdictions in which these subsidiaries are domiciled, which impose general limitations on the payment of dividends and other upstream distributions by these subsidiaries to MLI. Our Asian insurance subsidiaries are also subject to restrictions in the jurisdictions in which these subsidiaries are domiciled which could affect their ability to pay dividends to MLI in certain circumstances. In addition, the ability of MFC’s insurance subsidiaries to pay dividends to MFC in the future will depend on their earnings, macroeconomic and market conditions, and their respective local regulatory requirements and restrictions, including capital adequacy and requirements, exchange controls and economic or trade sanctions. These subsidiaries are subject to a variety of insurance and other laws and regulations that vary by jurisdiction and are intended to protect policyholders and beneficiaries in that jurisdiction first and foremost, rather than investors. These subsidiaries are generally required to maintain solvency and capital standards as set by their local regulators and may also be subject to other regulatory restrictions, all of which may limit the ability of subsidiary companies to pay dividends or make distributions to MFC. Such limits could have a material adverse effect on MFC’s liquidity, including its ability to service its debt (including the notes).

MFC’s subsidiaries have no obligation to pay any amounts due on the notes. Furthermore, except to the extent MFC has a priority or equal claim against its subsidiaries as a creditor, the notes will be structurally subordinated to debt and preferred stock at the subsidiary level because, as the common shareholder of its subsidiaries, MFC will be subject to the prior claims of creditors of its subsidiaries. Consequently, the notes are structurally subordinated to all liabilities of any of MFC’s subsidiaries, including liabilities to policyholders and contract holders. Substantially all of MFC’s business is currently conducted through its subsidiaries, and MFC expects this to continue. As of September 30, 2025, MFC had $6,417 million of long-term debt and $6,363 million of capital instruments and MFC’s subsidiaries had $648 million of capital instruments.

The indenture does not limit the ability of MFC or its subsidiaries to issue or incur additional indebtedness or other liabilities or to purchase notes in the market, by tender or by contract at any price.

No Option to Defer Interest Payments

MFC will not have the right to defer the payment of interest on the notes.

Payment of Additional Amounts

The indenture provides that we will make all payments under or with respect to the notes free and clear of and without withholding or deduction for or on account of any present or future tax, duty, levy, impost, assessment or other governmental charge imposed or levied by or on behalf of the Government of Canada or any province, territory or political subdivision thereof, or by any authority or agency therein or thereof having power to tax (“relevant taxes”), except to the extent required by law or by the interpretation or administration thereof. If we are (or any paying agent is) so required to withhold or deduct any amount for or on account of such relevant taxes from any payment made under or with respect to the notes, we will pay such additional amounts as may be necessary so that the net amount received by each holder of the notes (including such additional amounts) after such withholding or deduction will be equal to the amount such holder would have received if such relevant taxes had not been withheld or deducted. We refer to such payments as “additional amounts.” However, we will pay no additional amounts in respect of any notes for or on account of:

•

any relevant tax imposed by reason that such holder or beneficial owner of the notes or other person entitled to payment under the notes does not deal at arm’s length within the meaning of the Income Tax Act (Canada) (the “Tax Act”) with us, is a “specified non-resident shareholder” of us or does not deal at arm’s length with any person who is a “specified shareholder” of us (each as defined in subsection 18(5) of the Tax Act), or is an entity in respect of which MFC is a “specified entity” for the purposes of the “hybrid mismatch rules” in the Tax Act;

•

any relevant tax that would not have been imposed if the holder, or the beneficial owner, of the notes complied with our request to provide information concerning his, her or its nationality, residence or identity or to make a declaration, claim or filing or satisfy any requirement for information or reporting that is required to establish the eligibility of the holder, or the beneficial owner, of the notes to receive the relevant payment without (or at a reduced rate of) withholding or deduction for or on account of any such relevant tax, provided that the applicable holder or beneficial owner is legally eligible to comply with such request;

•

any relevant tax that would not have been imposed but for the fact that the holder, or the beneficial owner, of the notes (or any fiduciary, settlor, beneficiary, member or shareholder of, or possessor of power over, such holder or beneficial owner, if such holder or beneficial owner is an estate, trust, partnership, limited liability company or corporation) was a resident, domiciliary or national of, or engaged in business or maintained a permanent establishment or was physically present in, Canada or any province, territory or political subdivision thereof, or otherwise had some connection with Canada or any province, territory or political subdivision thereof, other than merely holding the notes, or receiving payments under the notes;

•	any estate, inheritance, gift, sales, transfer or personal property tax or any similar tax with respect to the notes;

•	any relevant tax that is levied or collected otherwise than by withholding from payments on or in respect of the notes;

•

any withholding or deduction imposed pursuant to or in connection with (i) Sections 1471 to 1474 of the Code, or any successor version thereof, or any similar legislation imposed by any other governmental authority, (ii) any agreements (including intergovernmental agreements) with respect thereto, or (iii) any treaty, law, regulation, or official interpretation enacted by Canada or any other governmental authority implementing any of the foregoing; or

•	any combination of the foregoing.

In addition, we will not pay additional amounts to any holder of the notes who is a fiduciary or partnership or other than the sole beneficial owner of the payment subject to the relevant tax, to the extent such payment would, under the laws of Canada or any province, territory or political subdivision thereof, be treated as being derived or received for tax purposes by a beneficiary or settlor with respect to such fiduciary or a member of such partnership or a beneficial owner who would not have been entitled to additional amounts had it been the holder of the notes.

If we are required by law or by the interpretation or administration thereof to withhold or deduct any relevant taxes from any payment under or with respect to the notes, we will:

•	make such withholding or deduction; and

•	remit the full amount so deducted or withheld to the relevant authority in accordance with applicable law.

We will furnish to the holders of the notes, within 30 days after the date the payment of any relevant taxes is due pursuant to applicable law, certified copies of tax receipts or other documents evidencing such payment by us.

If we are required by law or by the interpretation or administration thereof to withhold or deduct any relevant taxes from any payment under or with respect to the notes for which we would then have been required to pay additional amounts and fail to so withhold or deduct, we will indemnify and hold harmless each holder of the notes for the amount of:

•	such relevant taxes levied or imposed on and paid by such holder;

•	any liability (including penalties, interest and expenses) arising from such relevant taxes; and

•	any relevant taxes imposed with respect to any payment under the preceding two bullet points.

Wherever in the indenture there is mentioned, in any context, the payment of principal (and premium, if any), interest or any other amount payable under or with respect to the notes, such mention shall be deemed to include mention of the payment of additional amounts to the extent that, in such context, additional amounts are, were or would be payable in respect thereof.

If, as a result of MFC’s consolidation, amalgamation, statutory arrangement or merger with or into an entity organized under the laws of a country other than Canada or the United States or a political subdivision of a country other than Canada or the United States or the conveyance, transfer or leasing by MFC of its assets substantially as an entirety to such an entity, such an entity assumes the obligations of MFC under the indenture and the notes, such entity will pay additional amounts on the same basis as described above, except that references to “Canada” and its political subdivisions will be treated as references to Canada, the country in which such entity is organized or resident (or deemed resident for tax purposes) and their respective political subdivisions.

Payment and Paying Agent

We will pay principal of, premium, if any, and interest on the notes at the office of the trustee in the City of New York or at the office of any paying agent that we may designate.

We will pay any interest on the notes to the registered owner of the notes at the close of business on the record date for the interest, except in the case of defaulted interest. We may at any time designate additional paying agents or rescind the designation of any paying agent. We must maintain a paying agent in each place of payment for the notes.

Any moneys or U.S. government obligations (including the proceeds thereof and interest thereon) deposited with the trustee or any paying agent, or then held by us in trust, for the payment of the principal of, premium, if any, and interest on the notes that remain unclaimed for two years after the principal, premium, if any, or interest has become due and payable will, at our request, be repaid to us. After repayment to us, you are entitled to seek payment only from us as an unsecured general creditor.

Optional Redemption

The notes will be redeemable at MFC’s option, in whole or in part, at any time, and from time to time (any such date fixed for redemption, a “Redemption Date”). The redemption price (expressed as a percentage of principal amount and rounded to three decimal places) for the notes to be redeemed on any Redemption Date that is prior to   , 20  (the date that is     months prior to the maturity of the notes) (the “Par Call Date”) will be equal to the greater of:

(i) 100% of the principal amount of the notes to be redeemed, and

(ii) (a) the sum of the present values of the remaining scheduled payments of principal and interest thereon discounted to the Redemption Date (assuming the notes matured on the Par Call Date) on a semi-annual basis (assuming a 360-day year consisting of twelve 30-day months) at the Treasury Rate plus    basis points less (b) interest accrued to, but excluding, the Redemption Date, plus, in either case, accrued and unpaid interest thereon to, but excluding, such Redemption Date.

On or after the Par Call Date, MFC may redeem the notes, in whole or in part, at any time and from time to time, at a redemption price equal to 100% of the principal amount of the notes being redeemed plus accrued and unpaid interest thereon to, but excluding, the Redemption Date.

“Treasury Rate” means, with respect to any Redemption Date, the yield determined by MFC in accordance with the following two paragraphs.

The Treasury Rate shall be determined by MFC after 4:15 p.m., New York City time (or after such time as yields on U.S. government securities are posted daily by the Board of Governors of the Federal Reserve System), on the third business day preceding the Redemption Date based upon the yield or yields for the most recent day that appear after such time on such day in the most recent statistical release published by the Board of Governors of the Federal Reserve System designated as “Selected Interest Rates (Daily)—H.15” (or any successor designation or publication) (“H.15”) under the caption “U.S. government securities–Treasury constant maturities–Nominal” (or any successor caption or heading) (“H.15 TCM”). In determining the Treasury Rate, MFC shall select, as applicable: (1) the yield for the Treasury constant maturity on H.15 exactly equal to the period from the Redemption Date to the Par Call Date (the “Remaining Life”); or (2) if there is no such Treasury constant maturity on H.15 exactly equal to the Remaining Life, the two yields – one yield corresponding to the Treasury constant maturity on H.15 immediately shorter than and one yield corresponding to the Treasury constant maturity on H.15 immediately longer than the Remaining Life – and shall interpolate to the Par Call Date on a straight-line basis (using the actual number of days) using such yields and rounding the result to three decimal places; or (3) if there is no such Treasury constant maturity on H.15 shorter than or longer than the Remaining Life, the yield for the single Treasury constant maturity on H.15 closest to the Remaining Life. For purposes of this paragraph, the applicable Treasury constant maturity or maturities on H.15 shall be deemed to have a maturity date equal to the relevant number of months or years, as applicable, of such Treasury constant maturity from the Redemption Date.

If on the third business day preceding the Redemption Date H.15 TCM is no longer published, MFC shall calculate the Treasury Rate based on the rate per annum equal to the semi-annual equivalent yield to maturity at 11:00 a.m., New York City time, on the second business day preceding such Redemption Date of the United States Treasury security maturing on, or with a maturity that is closest to, the Par Call Date, as applicable. If there is no United States Treasury security maturing on the Par Call Date but there are two or more United States Treasury securities with a maturity date equally distant from the Par Call Date, one with a maturity date preceding the Par Call Date and one with a maturity date following the Par Call Date, MFC shall select the United States Treasury security with a maturity date preceding the Par Call Date. If there are two or more United States Treasury securities maturing on the Par Call Date or two or more United States Treasury securities meeting the criteria of the preceding sentence, MFC shall select from among these two or more United States Treasury securities the United States Treasury security that is trading closest to par based upon the average of the bid and asked prices for such United States Treasury securities at 11:00 a.m., New York City time. In determining the Treasury Rate in accordance with the terms of this paragraph, the semi-annual yield to maturity of the applicable United States Treasury security shall be based upon the average of the bid and asked prices (expressed as a percentage of principal amount) at 11:00 a.m., New York City time, of such United States Treasury security, and rounded to three decimal places.

MFC’s actions and determinations in determining the redemption price shall be conclusive and binding for all purposes, absent manifest error. Notice of any redemption will be mailed or electronically delivered (or otherwise transmitted in accordance with the depositary’s procedures) at least 10 days but not more than 60 days before the Redemption Date to each holder of notes to be redeemed.

In the case of a partial redemption, selection of the notes for redemption will be made by lot or by such other method as selected by MFC. No notes of a principal amount of US$2,000 or less will be redeemed in part. If any note is to be redeemed in part only, the notice of redemption that relates to the note will state the portion of the principal amount of the note to be redeemed. A new note in a principal amount equal to the unredeemed portion of the note will be issued in the name of the holder of the note upon surrender for cancellation of the original note. For so long as the notes are held by The Depository Trust Company (“DTC”) (or another depositary), the redemption of the notes shall be done in accordance with the policies and procedures of the depositary.

Unless MFC defaults in payment of the redemption price, on and after the Redemption Date interest will cease to accrue on the notes or portions thereof called for redemption.

Tax Redemption

The notes will be subject to redemption in whole, but not in part, at our option, at any time, on not less than 10 nor more than 60 days’ prior written notice, at 100% of the principal amount, together with accrued and unpaid interest thereon to, but excluding, the Redemption Date, in the event we determine that we have become or would become obligated to pay, on the next date on which any amount would be payable with respect to the notes, any additional amounts as a result of an amendment to or change in the laws (including any regulations promulgated thereunder) of Canada (or any province, territory or political subdivision thereof), or any amendment to or change in any official position regarding the application or interpretation of such laws or regulations or judicial decision interpreting such laws or regulations, which amendment, change or judicial decision is announced or becomes effective on or after the date of this prospectus supplement.

No redemption of the notes shall be made pursuant to this provision unless:

•	we have received an opinion of counsel that additional amounts will be payable on the next payment date in respect of the notes;

•	we have delivered to the trustee an officers’ certificate stating that we are entitled to redeem the notes pursuant to their terms; and

•	at the time such notice of redemption is given, such obligation to pay such additional amounts remains in effect.

Ranking

The notes are unsecured and will rank equally in right of payment with all of our other unsecured and unsubordinated debt to the extent provided in the indenture.

Consolidation, Merger and Sale of Assets

We will not consolidate with, amalgamate with or merge with or into any other person, or consummate a statutory arrangement with another person, or convey, transfer or lease our properties and assets substantially as an entirety to any person, and we will not permit any person to consolidate with, amalgamate with or merge with or into us, unless:

•

either (i) we will be the surviving corporation in a merger, amalgamation, consolidation, or statutory arrangement or (ii) if we consolidate with, amalgamate with or merge into another person, or consummate a statutory arrangement with another person, in which such other person is the surviving entity, or convey, transfer or lease our assets substantially as an entirety to any person, the successor person entity will (a) be a corporation organized and validly existing under the laws of Canada, the United States or any member country of the European Union as of December 31, 2003, or any political subdivision of the foregoing; and (b) expressly assume (except when such assumption is deemed to have occurred by the sole operation of law) our obligations relating to the notes of every series, and the notes of every series will be valid and binding obligations of the successor person entity entitling the holders thereof, as against the successor person entity, to all the rights of holders of notes under the indenture;

•

immediately after giving effect to the consolidation, amalgamation, statutory arrangement, merger, conveyance or transfer, no event of default under the indenture, and no event which, after notice or lapse of time or both, would become an event of default, shall have happened and be continuing; and

•	other conditions described in the indenture are met.

This restriction would not apply to the direct or indirect conveyance, transfer or lease of all or any portion of the stock, undertaking, property, assets or liabilities of any of our wholly owned subsidiaries to us. In addition, this restriction would not apply to any recapitalization transaction, change of control or highly leveraged transaction unless such transaction or change of control were structured to include a merger, amalgamation, statutory arrangement or consolidation by us or the conveyance, transfer or lease of our assets substantially as an entirety.

Limitations on Liens

So long as any of the notes are outstanding, neither MFC nor any of its subsidiaries will create, assume, incur, guarantee or permit to exist any debt which is secured by any mortgage, pledge, lien, security interest, charge, hypothec, floating charge or other encumbrance on any capital stock of:

•	MLI or John Hancock Life Insurance Company (U.S.A.), each a “Restricted Subsidiary;”

•	any successor to substantially all of the business of any Restricted Subsidiary which is also a subsidiary of MFC; or

•	any corporation (other than MFC) having direct or indirect control of any Restricted Subsidiary or any such successor.

However, this restriction will not apply if the notes then outstanding are secured at least equally and ratably with the otherwise prohibited secured debt so long as it is outstanding.

Purchase of Maturing Notes

MFC may elect, by giving written notice of such election to the trustee, to have a subsidiary of MFC purchase, on the maturity date of the notes, all of the outstanding notes. In order for MFC’s subsidiary to be able to purchase such notes, MFC must have deposited with the trustee money in an amount sufficient to pay (i) all accrued and unpaid interest on the maturing notes and (ii) all other sums payable by MFC under the indenture with respect to the maturing notes, and MFC’s subsidiary must have deposited with the trustee money in an amount sufficient to pay the principal and premium, if any, of the maturing notes.

Modification and Waiver

Modification

Under the indenture, we and the trustee may supplement the indenture for certain purposes which would not materially adversely affect the interests or rights of holders of the notes without the consent of the holders of the notes. We and the trustee may also modify and amend the indenture with the consent of the holders of a majority in aggregate principal amount of the outstanding notes affected. However, no modification or amendment may, without the consent of the holder of each outstanding note affected:

•	change the stated maturity of the principal of, or any installment of interest payable on, any outstanding note;

•

reduce the principal amount of or the rate of interest on or any premium payable upon the redemption thereof, or the amount of principal of an original issue discount security that would be due and payable upon redemption or acceleration or would be provable in bankruptcy, or adversely affect any right of repayment of the holder of, any outstanding note;

•	change the place of payment where, or the coin or currency in which, any outstanding note or any principal (and premium, if any) or interest thereon is payable;

•	impair the right to institute suit for the enforcement of any payment on any outstanding note on or after the stated maturity or Redemption Date;

•

reduce the percentage of the holders of outstanding notes necessary to modify or amend the indenture, to waive compliance with certain provisions of the indenture or certain defaults and consequences of such defaults or to reduce the quorum or voting requirements set forth in the indenture;

•

modify any of these provisions or any of the provisions relating to the waiver of certain past defaults or certain covenants, except to increase the required percentage to effect such action or to provide that certain other provisions may not be modified or waived without the consent of all of the holders of the notes affected; or

•	modify the circumstances under which we must pay certain additional amounts to holders of notes in a manner adverse to the holders of the notes.

Waiver

The holders of not less than a majority in aggregate principal amount of the outstanding notes may, on behalf of the holders of all notes, waive compliance by us with certain restrictive covenants of the indenture which relate to the notes.

The holders of not less than a majority in aggregate principal amount of the outstanding notes may, on behalf of the holders of all notes, generally waive any past default under the indenture relating to the notes and the consequences of such default. However, a default in the payment of the principal of, or premium, if any, or interest on, any note or relating to a covenant or provision which under the indenture relating to the notes cannot be modified or amended without the consent of the holder of each outstanding note affected, cannot be so waived.

Events of Default

Under the terms of the indenture, each of the following constitutes an event of default for the notes:

•	failure to pay any interest on the notes when due, continued for 30 days;

•	failure to pay principal of or premium, if any, on the notes when due;

•

failure to perform any covenant or warranty in the indenture for 90 days after MFC receives written notice of such failure by holders of at least 25% in aggregate principal amount of the outstanding notes; and

•	certain events of bankruptcy, insolvency, reorganization, winding-up, liquidation or dissolution.

We are required to furnish the trustee annually with a statement as to the fulfillment of our obligations under the indenture. The indenture provides that the trustee may withhold notice to you of any default, except in respect of the payment of principal or interest on the notes, if it considers it in the interests of the holders of the notes to do so.

Effect of an Event of Default

If an event of default with respect to the notes exists (other than an event of default in the case of certain events of bankruptcy), the trustee or the holders of not less than 25% in aggregate principal amount of the outstanding notes may declare the principal amount of the notes to be due and payable immediately, by a notice in writing to us, and to the trustee if given by holders. Upon that declaration, the principal amount of the notes will become immediately due and payable. However, at any time after a declaration of acceleration has been made, but before a judgment or decree for payment of the money due has been obtained, the holders of not less than a majority in aggregate principal amount of the outstanding notes may, subject to conditions specified in the indenture, rescind and annul that declaration.

If an event of default in the case of certain events of bankruptcy exists, the principal amount of all notes outstanding under the indenture shall automatically, and without any declaration or other action on the part of the trustee or any holder of such outstanding notes, become immediately due and payable.

Subject to the provisions of the indenture relating to the duties of the trustee, if an event of default then exists, the trustee will be under no obligation to exercise any of its rights or powers under the indenture (other than the payment of any amounts on the notes furnished to it pursuant to the indenture) at a holder’s (or any other person’s) request or direction, unless it has offered to the trustee security or indemnity reasonably satisfactory to the trustee. Subject to the provisions for the security or indemnification of the trustee, the holders of a majority in aggregate principal amount of the outstanding notes have the right to direct the time, method and place of conducting any proceeding for any remedy available to the trustee, or exercising any trust or power conferred on the trustee in connection with the notes.

Legal Proceedings and Enforcement of Right to Payment

A holder of the notes will not have any right to institute any proceeding with respect to the indenture or for any remedy under the indenture, unless such holder has previously given to the trustee written notice of a continuing event of default with respect to the notes. In addition, the holders of at least 25% in aggregate principal amount of the outstanding notes must have made a written request, and offered the trustee security or indemnity reasonably satisfactory to the trustee to institute that proceeding as trustee, and, within 60 days following the receipt of that notice, the trustee must not have received from the holders of a majority in aggregate principal amount of the outstanding notes a direction inconsistent with that request, and must have failed to institute the proceeding. However, a holder of a note will have an absolute and unconditional right to receive payment of principal of, premium, if any, and interest on that note on or after the due dates expressed in the note (or, in the case of redemption, on or after the Redemption Date) and to institute a suit for the enforcement of that payment.

Satisfaction and Discharge

The indenture provides that when, among other things, all notes not previously delivered to the trustee for cancellation:

•	have become due and payable;

•	will become due and payable at their stated maturity within one year; or

•	are to be called for redemption within one year under arrangements satisfactory to the trustee for the giving of notice of redemption by the trustee in our name and at our expense;

and we deposit or cause to be deposited with the trustee, money or United States government obligations or a combination thereof, as trust funds, in an amount (such amount to be certified in the case of United States government obligations) to be sufficient to pay and discharge the entire indebtedness on such notes not previously delivered to the trustee for cancellation, for the principal, and premium, if any, and interest to the date of the deposit or to the stated maturity or Redemption Date, as the case may be, then the indenture will cease to be of further effect, and we will be deemed to have satisfied and discharged the indenture with respect to the notes. However, we will continue to be obligated to pay all other sums due under the indenture and to provide the officers’ certificates and opinions of counsel described in the indenture.

Defeasance and Covenant Defeasance

The indenture provides that we may discharge all of our obligations, other than as to transfers and exchanges and certain other specified obligations, under the notes at any time, and that we may also be released from our obligations described above under “—Limitations on Liens” and “—Consolidation, Merger and Sale of Assets” and from certain other obligations, including obligations imposed by the supplemental indenture with respect to the notes, and elect not to comply with those sections and obligations without creating an event of default. Discharge under the first procedure is called “defeasance” and under the second procedure is called “covenant defeasance.”

Defeasance or covenant defeasance may be effected only if:

•

we irrevocably deposit or cause to be deposited with the trustee money or United States government obligations or a combination thereof as trust funds in an amount certified to be sufficient to pay on each date that they become due and payable, the principal of and any premium and interest on, all outstanding notes,

•	we deliver to the trustee an opinion of counsel in the United States to the effect that:

•

the holders of the notes will not recognize gain or loss for United States federal income tax purposes as a result of the deposit, defeasance and discharge or as a result of the deposit and covenant defeasance, and

•

the deposit, defeasance and discharge or the deposit and covenant defeasance will not otherwise alter those holders’ United States federal income tax treatment of principal and interest payments on the notes, in the case of a defeasance, this opinion must be based on a ruling of the IRS or a change in United States federal income tax law occurring after the date of execution of the indenture;

provided, however, that no such opinion need be delivered if all notes not theretofore delivered to the trustee for cancellation have become due and payable, will become due and payable at their stated maturity within one year, or have been called for redemption, or are to be called for redemption within one year under arrangements reasonably satisfactory to the trustee for the giving of notice of redemption by the trustee in the name, and at the expense, of MFC;

•	we deliver to the trustee an opinion of counsel in Canada or a ruling from the Canada Revenue Agency (the “CRA”) to the effect that:

•

the holders of the notes will not recognize income, gain or loss for Canadian federal, provincial, or territorial income or other tax purposes as a result of such defeasance or covenant defeasance, and

•	the defeasance or covenant defeasance will not otherwise alter those holders’ Canadian federal, provincial and territorial income tax treatment of principal and interest payments on the notes,

provided, however, that no such opinion need be delivered if all notes not theretofore delivered to the trustee for cancellation have become due and payable, will become due and payable at their stated maturity within one year, or have been called for redemption, or are to be called for redemption within one year under arrangements reasonably satisfactory to the trustee for the giving of notice of redemption by the trustee in the name, and at the expense, of MFC;

•	no event of default under the indenture has occurred and is continuing;

•	we are not an “insolvent person” within the meaning of the Winding-Up and Restructuring Act (Canada), the Assignments and Preferences Act (Ontario) and the Fraudulent Conveyances Act (Ontario);

•

such defeasance or covenant defeasance does not result in a breach or violation of, or constitute a default under, any indenture or other agreement or instrument for borrowed money to which we are a party or by which we are bound;

•

such defeasance or covenant defeasance does not result in the trust arising from such deposit constituting an investment company within the meaning of the United States Investment Company Act of 1940 unless such trust shall be registered under the United States Investment Company Act of 1940 or exempt from registration thereunder;

•

we deliver to the trustee an officers’ certificate and an opinion of counsel, each stating that all conditions precedent with respect to such defeasance or covenant defeasance have been complied with; and

•	other conditions specified in the indenture are met.

Enforceability of Judgments

Since a significant portion of our assets and certain of our subsidiaries, as well as the assets of a number of our directors and officers, are outside the United States, any judgment obtained in the United States against us, including judgments with respect to the payment of principal, premium, if any, or interest on the notes may not be fully collectible within the United States.

We have been informed by our Canadian counsel, Torys LLP, that the laws of the Province of Ontario and the federal laws of Canada applicable therein permit an action to be brought in a court of competent jurisdiction in that province on any final and conclusive in personam judgment of any United States federal or New York state court exercising jurisdiction in the Borough of Manhattan, City and State of New York (a “New York Court”) against us, which judgment is subsisting and unsatisfied for a fixed sum of money with respect to the enforcement of the indenture and that is not impeachable as void or voidable under the internal laws of the State of New York if:

•

such judgment was not obtained by fraud or in a manner contrary to the principles of natural justice and the enforcement thereof would not be inconsistent with “public policy,” as such term is understood under the laws of the Province of Ontario and the federal laws of Canada applicable therein or contrary to any order made by the Attorney General of Canada under the Foreign Extraterritorial Measures Act (Canada) or by the Competition Tribunal under the Competition Act (Canada) in respect of certain judgments referred to in those statutes or to an order or regulation made by the Governor in Council under the Special Economic Measures Act (Canada) or the United Nations Act (Canada) in respect of certain activities or measures referred to in those statutes;

•	such judgment is not under appeal and there is not a subsisting judgment in another jurisdiction relating to the same cause of action;

•	the enforcement of such judgment does not constitute, directly or indirectly, the enforcement of foreign revenue, expropriatory, penal or other public law;

•	the action to enforce such judgment is commenced within the applicable limitation period; and

•

the court rendering such judgment had jurisdiction over MFC, as recognized by the courts of the Province of Ontario (submission by us in the indenture to the non-exclusive jurisdiction of a New York Court will be sufficient for this purpose).

In the opinion of Torys LLP, there are currently no reasons under the present laws of the Province of Ontario or the federal laws of Canada applicable therein for avoiding recognition of the judgments of New York Courts on the indenture in respect of the notes based upon public policy. However, it may be difficult for holders of the notes to effect service within the United States upon our directors and officers and the experts named in this prospectus supplement and the prospectus who are not residents of the United States. We have designated John Hancock Life Insurance Company (U.S.A.) as our authorized agent upon whom process may be served in a legal action or proceeding against us arising out of or in connection with the indenture.

Based on the opinion of Torys LLP, we believe that a monetary judgment of a United States court predicated solely upon the civil liability provisions of United States federal securities laws would likely be enforceable in Canada if the United States court in which the judgment was obtained had a basis for jurisdiction in the matter that was recognized by a Canadian court for such purposes. It is less certain that an action could be brought in Canada in the first instance on the basis of liability predicated solely upon such laws.

The recognition and enforceability in the Province of Ontario of any such judgment of the New York Court may be limited by applicable Canadian federal and provincial bankruptcy, insolvency, reorganization, arrangement, winding-up or other similar laws generally affecting the enforceability of creditors’ rights.

Under the Currency Act (Canada), a court of competent jurisdiction in the Province of Ontario may only award judgment for a sum of money in Canadian currency, and in enforcing a foreign judgment for a sum of money in a foreign currency, a court of competent jurisdiction in the Province of Ontario will render its decision in the Canadian currency equivalent of such foreign currency calculated at the rate of exchange determined in accordance with the Courts of Justice Act (Ontario), which rate of exchange may be the rate in existence on a day other than the day of payment of the judgment.

Governing Law

The indenture and the notes will be governed by and construed in accordance with the laws of the State of New York.

Concerning the Trustee

The trustee under the indenture will have all the duties and responsibilities of an indenture trustee specified in the Trust Indenture Act of 1939, as amended. The trustee is not required to expend or risk its own funds or otherwise incur financial liability in performing its duties or exercising its rights and powers if it reasonably believes that it is not reasonably assured of repayment or adequate indemnity.

The trustee acts as depositary for funds of, makes loans to, and performs other services for, us and our subsidiaries in the normal course of business.

Consent to Jurisdiction and Service

MFC has designated John Hancock Life Insurance Company (U.S.A.), 197 Clarendon Street, Boston, Massachusetts 02116, as its authorized agent for service of process in the United States in any suit, action or proceeding with respect to the indenture or the notes.

Book-Entry; Delivery and Form

All interests in the notes will be subject to the operations and procedures of DTC, Clearstream Banking, société anonyme, Luxembourg (“Clearstream”), or Euroclear Bank S.A./N.V., as operator of the Euroclear System (“Euroclear”). The descriptions of the operations and procedures of DTC, Clearstream and Euroclear set forth below are provided solely as a matter of convenience. These operations and procedures are solely within the control of the respective settlement systems and are subject to change by them from time to time. We obtained the information in this section and elsewhere in this prospectus supplement concerning DTC, Clearstream and Euroclear and their respective book-entry systems from sources that we believe are reliable, but we take no responsibility for the accuracy of this information.

The notes will be represented by one or more fully registered global security certificates (each, a “Global Security”). Each such Global Security will be deposited with, or on behalf of, DTC and registered in the name of a nominee of DTC. Initial settlement for the notes will be made in same day funds. No assurance can be given as to the effect, if any, of settlement in immediately available funds on trading activity in the notes. Unless and until it is exchanged in whole or in part for notes in definitive form, no Global Security may be transferred except as a whole by DTC to a nominee of DTC or by a nominee of DTC to DTC or another nominee of DTC or by DTC or any such nominee to a successor of DTC or a nominee of such successor.

Except under limited circumstances, notes represented by a Global Security will not be exchangeable for, and will not otherwise be issuable as, notes in certificated form. Investors may elect to hold interests in the Global Securities through either DTC (in the United States) or through Clearstream or Euroclear, if they are participants in such systems, or indirectly through organizations which are participants in such systems. Clearstream and Euroclear will hold interests on behalf of their participants through customers’ securities accounts in Clearstream’s and Euroclear’s names on the books of their respective depositaries, which in turn will hold such interests in customers’ securities accounts in the depositaries’ names on the books of DTC.

Beneficial interests in the notes will be represented through book-entry accounts of financial institutions acting on behalf of Beneficial Owners (as defined below) as Direct Participants (as defined below) and Indirect Participants (as defined below) in DTC. So long as DTC, or its nominee, is a registered owner of a Global Security, DTC or its nominee, as the case may be, will be considered the sole owner or holder of notes represented by such Global Security for all purposes under the indenture. Except as provided below, the actual owners of notes represented by a Global Security (“Beneficial Owners”) will not be entitled to have the notes represented by such Global Security registered in their names, will not receive or be entitled to receive physical delivery of notes in definitive form and will not be considered the owners or holders thereof under the indenture.

Accordingly, each person owning a beneficial interest in a Global Security must rely on the procedures of DTC and, if such person is not a participant of DTC (a “Participant”), on the procedures of the Participant through which such person owns its interest, to exercise any rights of a holder of notes. Under existing industry practices, in the event that any action is requested of holders of notes or a holder that is an owner of a beneficial interest in a global note desires to take any action that DTC, as the holder of that global note, is entitled to take, DTC would authorize the Participants holding the relevant beneficial interests to give or take such action, and such Participants would authorize Beneficial Owners owning through such Participants to give or take such action or would otherwise act upon the instructions of Beneficial Owners.

The following is based on information furnished by DTC:

DTC will act as securities depositary for the notes. The notes will be issued as fully registered securities registered in the name of Cede & Co. (DTC’s partnership nominee) or such other name as may be requested by an authorized representative of DTC. One or more Global Securities will initially represent the notes and will be deposited with DTC.

DTC is a limited-purpose trust company organized under the New York Banking Law, a “banking organization” within the meaning of the New York Banking Law, a member of the Federal Reserve System, a “clearing corporation” within the meaning of the New York Uniform Commercial Code, and a “clearing agency” registered pursuant to the provisions of Section 17A of the Securities Exchange Act of 1934, as amended (the “Exchange Act”). DTC holds securities that its Participants deposit with DTC. DTC also facilitates the settlement among Participants of securities transactions, such as transfers and pledges in deposited securities through electronic computerized book-entry changes in Participants’ accounts. This eliminates the need for physical movement of securities certificates. Direct participants of DTC (“Direct Participants”) include securities brokers and dealers, banks, trust companies, clearing corporations and certain other organizations. DTC is a wholly owned subsidiary of The Depository Trust & Clearing Corporation (“DTCC”). DTCC is the holding company for DTC, National Securities Clearing Corporation and Fixed Income Clearing Corporation, all of which are registered clearing agencies. Access to the DTC system is also available to others such as securities brokers and dealers, banks and trust companies that clear through or maintain a custodial relationship with a Direct Participant, either directly or indirectly (“Indirect Participants”). The rules applicable to DTC and its Participants are on file with the SEC.

Purchases of notes under DTC’s system must be made by or through Direct Participants, which will receive a credit for such notes on DTC’s records. The ownership interest of each Beneficial Owner is in turn to be recorded on the records of Direct Participants and Indirect Participants. Beneficial Owners will not receive written confirmation from DTC of their purchase. Beneficial Owners are, however, expected to receive written confirmations providing details of the transaction, as well as periodic statements of their holdings, from the Direct Participants or Indirect Participants through which such Beneficial Owner entered into the transaction. Transfers of ownership interests in notes are to be accomplished by entries made on the books of Participants acting on behalf of Beneficial Owners. Beneficial Owners will not receive certificates representing their ownership interests in the notes, except in the limited circumstances that may be provided in the indenture, as the case may be.

To facilitate subsequent transfers, all notes deposited by Direct Participants with DTC are registered in the name of DTC’s partnership nominee, Cede & Co., or such other name as may be requested by an authorized representative of DTC. The deposit of the notes with DTC and their registration in the name of Cede & Co. or such other DTC nominee do not affect any change in beneficial ownership. DTC has no knowledge of the actual Beneficial Owners of the notes. DTC’s records reflect only the identity of the Direct Participants to whose accounts such securities are credited, which may or may not be the Beneficial Owners. The Direct and Indirect Participants will remain responsible for keeping account of their holdings on behalf of their customers.

Conveyance of notices and other communications by DTC to Direct Participants, by Direct Participants to Indirect Participants, and by Direct Participants and Indirect Participants to Beneficial Owners will be governed by arrangements among them, subject to any statutory or regulatory requirements as may be in effect from time to time.

Neither DTC nor Cede & Co. (nor any other DTC nominee) will consent or vote with respect to the notes unless authorized by a Direct Participant in accordance with DTC’s MMI Procedures. Under its usual procedures, DTC mails an Omnibus Proxy to MFC as soon as possible after the applicable record date. The Omnibus Proxy assigns Cede & Co.’s consenting or voting rights to those Direct Participants to whose accounts securities are credited on the applicable record date (identified in a listing attached to the Omnibus Proxy).

Payments on the notes will be made to Cede & Co., or such other nominee as may be requested by an authorized representative of DTC. DTC’s practice is to credit Direct Participants’ accounts upon DTC’s receipt of funds and corresponding detail information from MFC or the applicable agent, on payable date in accordance with their respective holdings shown on DTC’s records. Payments by Participants to Beneficial Owners will be governed by standing instructions and customary practices, as is the case with securities held for the accounts of customers in bearer form or registered in “street name,” and will be the responsibility of such Participant and not of DTC, the trustee or MFC, subject to any statutory or regulatory requirements as may be in effect from time to time. Any payment due to Cede & Co. (or such other nominee as may be requested by an authorized representative of DTC) is MFC’s responsibility or the responsibility of the applicable agent, disbursement of such payments to Direct Participants shall be the responsibility of DTC, and disbursement of such payments to the Beneficial Owners shall be the responsibility of Direct Participants and Indirect Participants.

DTC may discontinue providing its services as securities depositary with respect to the notes at any time by giving MFC or the applicable agent reasonable notice. Under such circumstances, in the event that a successor securities depositary is not obtained, security certificates are required to be printed and delivered in exchange for the Global Securities of the notes.

MFC may decide to discontinue use of the system of book-entry transfers through DTC (or a successor securities depositary). In that event, security certificates will be printed and delivered in exchange for the Global Securities of the notes.

Clearstream has advised that it is incorporated under the laws of Luxembourg as a professional depository. Clearstream holds securities for its participants (“Clearstream Participants”) and facilitates the clearance and settlement of securities transactions between Clearstream Participants through electronic book-entry transfers between their accounts. Clearstream provides Clearstream Participants with, among other things, services for safekeeping, administration, clearance and settlement of internationally traded securities and securities lending and borrowing. Clearstream interfaces with domestic securities markets in several countries through established depository and custodial relationships. As a professional depository, Clearstream is subject to regulation by the Luxembourg Commission for the Supervision of the Financial Sector, also known as the Commission de Surveillance du Secteur Financier. Clearstream Participants are recognized financial institutions around the world, including underwriters, securities brokers and dealers, banks, trust companies, clearing corporations and other organizations. Clearstream Participants in the U.S. are limited to securities brokers and dealers and banks, and may include the underwriters. Indirect access to Clearstream is also available to other institutions, such as banks, brokers, dealers and trust companies that clear through or maintain a custodial relationship with Clearstream Participants.

Distributions with respect to the notes held beneficially through Clearstream will be credited to cash accounts of Clearstream Participants in accordance with its rules and procedures, to the extent received by DTC for Clearstream.

Euroclear has advised that it was created in 1968 to hold securities for participants of Euroclear (“Euroclear Participants”) and to clear and settle transactions between Euroclear Participants through simultaneous electronic book-entry delivery against payment, thereby eliminating the need for physical movement of certificates and any risk from lack of simultaneous transfers of securities and cash. Euroclear provides various other services, including securities lending and borrowing, and interfaces with domestic markets in several countries. Euroclear is operated by Euroclear Bank S.A./N.V., under contract with Euroclear plc, a U.K. corporation. Euroclear Participants include banks (including central banks), securities brokers and dealers and other professional financial intermediaries and may include the underwriters. Indirect access to Euroclear is also available to other firms that clear through or maintain a custodial relationship with a Euroclear Participant, either directly or indirectly.

Distributions with respect to the notes held beneficially through Euroclear will be credited to the cash accounts of Euroclear Participants in accordance with the Terms and Conditions, to the extent received by DTC for Euroclear.

Global Clearance and Settlement Procedures

Secondary market trading between the DTC Participants will occur in the ordinary way in accordance with DTC’s rules and will be settled in immediately available funds. Secondary market trading between Clearstream Participants or Euroclear Participants will occur in the ordinary way in accordance with the applicable rules and operating procedures of Clearstream and Euroclear and will be settled using the procedures applicable to conventional Eurobonds in immediately available funds.

Cross-market transfers between persons holding directly or indirectly through DTC on the one hand, and directly or indirectly through Clearstream Participants or Euroclear Participants, on the other, will be effected in DTC in accordance with the DTC rules on behalf of the relevant European international clearing system by DTC in its capacity as U.S. depositary; however, such cross-market transactions will require delivery of instructions to the relevant European international clearing system by the counterparty in such system in accordance with its rules and procedures and within its established deadlines (European time). The relevant European international clearing system will, if the transaction meets its settlement requirements, deliver instructions to DTC to take action to effect final settlement on its behalf by delivering interests in the notes to or receiving interests in the notes from DTC, and making or receiving payment in accordance with normal procedures for same-day funds settlement applicable to DTC. Clearstream Participants and Euroclear Participants may not deliver instructions directly to DTC.

Because of time-zone differences, credits of interests in the notes received in Clearstream or Euroclear as a result of a transaction with a DTC Participant will be made during subsequent securities settlement processing and will be credited the business day following the DTC settlement date. Such credits or any transactions involving interests in such notes settled during such processing will be reported to the relevant Euroclear or Clearstream Participants on such business day. Cash received in Clearstream or Euroclear as a result of sales of interests in the notes by or through a Clearstream Participant or a Euroclear Participant to a DTC Participant will be received with value on the DTC settlement date but will be available in the relevant Clearstream or Euroclear cash account only as of the business day following settlement in DTC.

Although DTC, Clearstream and Euroclear have agreed to the foregoing procedures in order to facilitate transfers of the notes among participants of DTC, Clearstream and Euroclear, they are under no obligation to perform or continue to perform such procedures, and such procedures may be discontinued at any time.

The information in this section concerning DTC and its book-entry system, Euroclear and Clearstream has been obtained from sources that we believe to be reliable.

U.S. FEDERAL INCOME TAX CONSIDERATIONS FOR U.S. HOLDERS

The following is a discussion of certain U.S. federal income tax considerations relating to the purchase, ownership and disposition of the notes by U.S. Holders (as defined below) that purchase the notes at their issue price (i.e., the first price at which a substantial amount of the notes is sold to investors for cash, excluding sales to bond houses, brokers or similar persons or organizations acting in the capacity of underwriters, placement agents or wholesalers) pursuant to this offering and hold such notes as capital assets. This discussion is based on the Code, U.S. Treasury Regulations promulgated or proposed thereunder (“U.S. Treasury Regulations”) and administrative and judicial interpretations thereof, all as in effect on the date hereof, and all of which are subject to change or to different interpretation, possibly with retroactive effect. This discussion does not address all of the U.S. federal income tax considerations that may be relevant to specific U.S. Holders in light of their particular circumstances (including U.S. Holders that are directly or indirectly related to us and accrual method U.S. Holders that are required to include in taxable income any item with respect to a note due to the inclusion of such income on an “applicable financial statement”) or to U.S. Holders subject to special treatment under U.S. federal income tax law (such as banks or other financial institutions, insurance companies, dealers in securities or other U.S. Holders that generally mark their securities to market for U.S. federal income tax purposes, private university endowments and other tax-exempt entities, retirement or other tax-deferred plans or accounts, regulated investment companies, real estate investment trusts, certain former citizens or residents of the United States, U.S. Holders that hold a note as part of a straddle, hedge, conversion, wash sale or other integrated transaction, U.S. Holders holding notes that are attributable to an office or other fixed place of business maintained outside the United States, entities or arrangements that are treated as partnerships or other passthrough entities for U.S. federal income tax purposes (or investors therein) or U.S. Holders that have a “functional currency” other than the U.S. dollar). This discussion does not address any U.S. state or local or non-U.S. tax considerations, any U.S. federal tax other than income tax (e.g., estate or gift tax) or alternative minimum tax considerations.

As used in this discussion, the term “U.S. Holder” means a beneficial owner of a note that, for U.S. federal income tax purposes, is (i) an individual who is a citizen or resident of the United States, (ii) a corporation created or organized under the laws of the United States, any state thereof or the District of Columbia, (iii) an estate the income of which is subject to U.S. federal income tax regardless of its source or (iv) a trust (x) with respect to which a court within the United States is able to exercise primary supervision over its administration and one or more U.S. persons have the authority to control all of its substantial decisions or (y) that has in effect a valid election under applicable U.S. Treasury Regulations to be treated as a U.S. person.

If an entity or arrangement treated as a partnership for U.S. federal income tax purposes invests in a note, the U.S. federal income tax considerations relating to such investment will depend in part upon the status and activities of such entity and the particular partner or investor therein. Any such entity or arrangement (and investors therein) should consult its own tax advisor regarding the U.S. federal income tax considerations applicable to it and its partners relating to the purchase, ownership and disposition of a note.

EACH PERSON CONSIDERING AN INVESTMENT IN THE NOTES SHOULD CONSULT ITS OWN TAX ADVISOR REGARDING THE U.S. FEDERAL, STATE AND LOCAL AND NON-U.S. INCOME, ESTATE AND OTHER TAX CONSIDERATIONS RELATING TO THE PURCHASE, OWNERSHIP AND DISPOSITION OF THE NOTES IN LIGHT OF ITS PARTICULAR CIRCUMSTANCES.

Interest on the Notes

In general, interest payable on a note (including any taxes withheld therefrom and any additional amounts paid in respect thereof) will be taxable to a U.S. Holder as ordinary interest income when it is received or accrued, in accordance with such U.S. Holder’s regular method of accounting for U.S. federal income tax purposes. The notes are not expected to be issued with more than de minimis original issue discount (“OID”). However, if the notes are issued with more than de minimis OID, each U.S. Holder generally will be required to include OID in income (as interest) as it accrues, regardless of such U.S. Holder’s regular method of accounting for U.S. federal income tax purposes, using a constant yield method, before such U.S. Holder receives any payment attributable to such income. The remainder of this discussion assumes that the notes are not issued with more than de minimis OID.

Interest income on the notes generally will be treated as income from sources outside the United States and generally will be categorized for U.S. foreign tax credit purposes as “passive category income” or, in the case of some U.S. Holders, as “general category income.”

Sale, Exchange, Retirement, Redemption or Other Taxable Disposition of the Notes

Upon the sale, exchange, retirement, redemption or other taxable disposition of a note, a U.S. Holder generally will recognize gain or loss in an amount equal to the difference between the amount realized on such disposition (other than any amount attributable to accrued interest, which, if not previously included in such U.S. Holder’s income, will be taxable as interest income to such U.S. Holder) and such U.S. Holder’s “adjusted tax basis” in such note. A U.S. Holder’s adjusted tax basis in a note generally will be the amount such U.S. Holder paid for such note. Any gain or loss so recognized generally will be capital gain or loss and will be long-term capital gain or loss if such U.S. Holder has held such note for more than one year at the time of such sale, exchange, retirement, redemption or other taxable disposition. Net long-term capital gain of certain non-corporate U.S. Holders generally is subject to preferential rates of tax. The deductibility of capital losses is subject to limitations. Such gain or loss generally will be from sources within the United States.

Foreign Tax Credits

Any non-U.S. withholding tax paid by or on behalf of a U.S. Holder may be eligible for foreign tax credits (or deduction in lieu of such credits) for U.S. federal income tax purposes, subject to applicable limitations. There are significant limitations on a U.S. Holder’s ability to claim foreign tax credits. The rules governing the calculation of foreign tax credits are complex and depend on a U.S. Holder’s particular circumstances, and Treasury Regulations have imposed additional requirements that must be met for a foreign tax to be creditable. Prospective U.S. Holders should consult their tax advisors regarding the creditability or deductibility of any withholding taxes.

Medicare Tax

In addition to regular U.S. federal income tax, certain U.S. Holders that are individuals, estates or trusts are subject to a 3.8% tax on all or a portion of their “net investment income,” which may include all or a portion of their interest income on a note and net gain from the sale, exchange, retirement, redemption or other taxable disposition of a note.

Information Reporting and Backup Withholding

Under certain circumstances, information reporting or backup withholding may apply to a U.S. Holder with respect to payments of interest on, or proceeds from the sale, exchange, retirement, redemption or other disposition of, a note, unless an applicable exemption is satisfied. Backup withholding is not an additional tax. Any amounts withheld under the backup withholding rules generally will be allowed as a refund or a credit against a U.S. Holder’s U.S. federal income tax liability if the required information is furnished by such U.S. Holder on a timely basis to the IRS.

Disclosure Requirements for Specified Foreign Financial Assets

Individual U.S. Holders (and certain U.S. entities specified in U.S. Treasury Regulations) who, during any taxable year, hold any interest in any “specified foreign financial asset” generally will be required to file with their U.S. federal income tax returns certain information on IRS Form 8938 if the aggregate value of all such assets exceeds certain specified amounts. “Specified foreign financial asset” generally includes any financial account maintained with a non-U.S. financial institution and may also include the notes if they are not held in an account maintained with a financial institution. Substantial penalties may be imposed, and the period of limitations on assessment and collection of U.S. federal income taxes may be extended, in the event of a failure to comply. Prospective U.S. Holders should consult their own tax advisors as to the possible application to them of this filing requirement.

CERTAIN CANADIAN FEDERAL INCOME TAX CONSIDERATIONS

The following is, as of the date hereof, a general summary of the principal Canadian federal income tax considerations under the Tax Act generally applicable to a holder of notes who acquires beneficial ownership of the notes pursuant to this prospectus supplement and who, for purposes of the Tax Act and at all relevant times, (i) is not, and is not deemed to be, a resident of Canada, (ii) deals at arm’s length with MFC and any person resident in Canada to whom the holder disposes of the notes, (iii) has not and will not use or hold or be deemed to use or hold the notes in, or in the course of, carrying on business in Canada, (iv) is not a “specified non-resident shareholder” of MFC or a person who does not deal at arm’s length with a “specified shareholder” of MFC (each as defined in subsection 18(5) of the Tax Act), (v) is entitled to receive all payments (including any interest and principal) made on the notes, and (vi) is not an insurer that carries on an insurance business in Canada and elsewhere (a “Non-Resident Holder”).

This summary does not address the possible application of the “hybrid mismatch arrangement” rules contained in section 18.4 of the Tax Act to a holder (i) that disposes of a note to a person or entity with which it does not deal at arm’s length or to an entity that is a “specified entity” with respect to the holder or in respect of which the holder is a “specified entity”, (ii) that disposes of a note under, or in connection with, a “structured arrangement”, or (iii) in respect of which MFC is a “specified entity” (as such terms are defined in subsection 18.4(1) of the Tax Act). Such holders should consult their own tax advisers.

This summary is based on the current provisions of the Tax Act and the regulations thereunder in force at the date of this prospectus supplement, all specific proposals to amend the Tax Act and the regulations thereunder publicly announced by or on behalf of the Minister of Finance (Canada) prior to the date hereof and counsel’s understanding of the current administrative policies or assessment practices published in writing by the CRA. There can be no assurance that the proposed amendments will be implemented in their current form or at all. This summary does not otherwise take into account or anticipate any changes of law or practice, whether by judicial, governmental or legislative decision or action or changes in the administrative policies or assessment practices of the CRA, nor does it take into account tax legislation or considerations of any province, territory or foreign jurisdiction, which may differ significantly from those discussed herein.

This summary is of a general nature only and is not, and is not intended to be, nor should it be construed to be, legal or tax advice to any particular holder and no representations with respect to the income tax consequences to any particular holder are made. This summary is not exhaustive of all Canadian federal income tax considerations. Prospective purchasers should consult their own tax advisors for advice with respect to the tax consequences in their particular circumstances.

Under the Tax Act, interest or principal paid or credited, or deemed to be paid or credited, by MFC on the notes to a Non-Resident Holder will not be subject to Canadian non-resident withholding tax. No other Canadian taxes on income (including capital gains) will be payable under the Tax Act by a Non-Resident Holder in respect of the holding, redemption or disposition of the notes.

UNDERWRITING

We intend to offer the notes through the underwriters. BofA Securities, Inc., Citigroup Global Markets Inc., J.P. Morgan Securities LLC and Morgan Stanley & Co. LLC are acting as representatives of the underwriters named below. Subject to the terms and conditions contained in an underwriting agreement between us and the underwriters, we have agreed to sell to the underwriters and the underwriters severally have agreed to purchase from us, the principal amount of the notes listed opposite their names below.

Underwriters	Principal Amount of Notes
BofA Securities, Inc.	US$
Citigroup Global Markets Inc.
J.P. Morgan Securities LLC
Morgan Stanley & Co. LLC

Total	US$

In the underwriting agreement, the underwriters have severally agreed, subject to the terms and conditions set forth therein, to purchase all the notes offered hereby if any of the notes are purchased. In the event of default by an underwriter, the underwriting agreement provides that, in certain circumstances, purchase commitments of the non-defaulting underwriters may be increased or the underwriting agreement may be terminated. The obligations of the underwriters under the underwriting agreement may also be terminated upon the occurrence of certain stated events, including: a suspension in trading on certain stock exchanges generally or in the trading of any of Manulife’s securities or a disruption in securities settlement, payment or clearance services in the United States or Canada; a moratorium on commercial banking activities in the United States, Canada, New York or Ontario; or any hostilities, crisis or any change in financial markets that in the judgment of the underwriters is material and adverse and makes it impracticable or inadvisable to proceed with the offer, sale or delivery of the notes.

MFC has agreed to severally indemnify the underwriters against certain liabilities, including liabilities under the Securities Act of 1933, as amended (the “Securities Act”), or to contribute to payments the underwriters may be required to make in respect of those liabilities.

The underwriters are offering the notes, subject to prior sale, when, as and if issued to and accepted by them, subject to approval of legal matters by their counsel, including the validity of the notes, and other conditions contained in the underwriting agreement, such as the receipt by the underwriters of officer’s certificates and legal opinions. The underwriters reserve the right to withdraw, cancel or modify offers to the public and to reject orders in whole or in part.

Commissions and Discounts

The representatives have advised us that the underwriters propose initially to offer the notes to the public at the public offering price set forth on the cover of this prospectus supplement and to certain dealers at that price less a concession not in excess of  % of the principal amount of the notes. The underwriters may allow, and such dealers may reallow, a discount not in excess of  % of the principal amount of the notes on sales to certain other dealers. After the initial public offering, the public offering price, concession and discount may be changed by the underwriters. The initial public offering price of the notes was determined by negotiation between MFC and the underwriters.

The expenses of the offering, not including the underwriting commission, are estimated to be approximately US$0.6 million and are payable by MFC.

No Sales of Similar Securities

Manulife Financial Corporation has agreed not to, prior to the closing of this offering, offer, sell, contract to sell, or otherwise dispose of in the United States any of its debt securities which mature more than one year after the closing of this offering, or publicly announce an intention to effect such transaction, without the prior written consent of the representatives of the underwriters.

New Issue of Notes

The notes are a new issue of securities with no established trading market. We do not intend to apply for listing of the notes on any national securities exchange or for quotation of the notes on any automated dealer quotation system. We have been advised by the underwriters that they presently intend to make a market in the notes after completion of the offering. However, they are under no obligation to do so and may discontinue any market-making activities at any time without any notice. We cannot assure the liquidity of the trading market for the notes or that an active public market for the notes will develop. If an active public trading market for the notes does not develop, the market price and liquidity of the notes may be adversely affected.

The underwriters and their respective affiliates are full service financial institutions engaged in various activities, which may include securities trading, commercial and investment banking, financial advisory, investment management, investment research, principal investment, hedging, financing and brokerage activities. Certain of the underwriters or their affiliates have performed, and may in the future perform, certain investment banking, commercial banking, advisory services and other commercial dealings for us or our affiliates from time to time for which they have received, or may in the future receive, customary fees, commissions and expenses. The underwriters may, from time to time, engage in transactions with and perform services for us in the ordinary course of their business. Also, certain of the underwriters are affiliates of banks which are lenders to us and to which we currently are indebted. As a consequence of their participation in the offering, the underwriters affiliated with such banks will be entitled to share in the underwriting commission relating to the offering of the notes. The decision to distribute the notes hereunder and the determination of the terms of the offering were made through negotiations between us and the underwriters. In the ordinary course of their various business activities, the underwriters and their respective affiliates may make or hold a broad array of investments and actively trade debt and equity securities (or related derivative securities) and financial instruments (including bank loans) for their own account and for the accounts of their customers, and such investment and securities activities may involve securities or instruments of ours or our affiliates. If any of the underwriters or their affiliates has a lending relationship with us, certain of those underwriters or their affiliates routinely hedge, and certain other of those underwriters or their affiliates may hedge, their credit exposure to us consistent with their customary risk management policies. Typically, such underwriters and their affiliates would hedge such exposure by entering into transactions which consist of either the purchase of credit default swaps or the creation of short positions in our securities, including potentially the notes offered hereby. Any such credit default swaps or short positions could adversely affect future trading prices of the notes offered hereby. The underwriters and their respective affiliates may also make investment recommendations or publish or express independent research views in respect of such securities or instruments and may at any time hold, or recommend to clients that they acquire, long or short positions in such securities and instruments.

Alternative Settlement Cycle

We expect to deliver the Notes against payment for the Notes on or about    , 2025, which will be the seventh business day following the date of this prospectus supplement (this settlement cycle being referred to as “T+7”). Pursuant to Rule 15c6-1 under the Securities Exchange Act of 1934, as amended (“Exchange Act”), trades in the secondary market generally are required to settle in one business day, unless the parties to a trade expressly agree otherwise. Accordingly, purchasers who wish to trade the Notes prior to the first business day before settlement will be required to specify an alternative settlement cycle at the time of any such trade to prevent a failed settlement and should consult their own advisors.

Price Stabilization and Short Positions

In connection with the offering, the underwriters are permitted to engage in transactions that stabilize the market price of the notes. Such transactions consist of bids or purchases to peg, fix or maintain the price of the notes. If the underwriters create a short position in the notes in connection with the offering (i.e., if they sell more notes than are on the cover page of this prospectus supplement), the underwriters may reduce that short position by purchasing notes in the open market. Purchases of a security to stabilize the price or to reduce a short position could cause the price of the security to be higher than it might be in the absence of such purchases.

Neither we nor any of the underwriters makes any representation or prediction as to the direction or magnitude of any effect that the transactions described above may have on the price of the notes. In addition, neither we nor any of the underwriters makes any representation that the underwriters will engage in these transactions or that these transactions, once commenced, will not be discontinued without notice.

OFFERING RESTRICTIONS

The notes are offered for sale in those jurisdictions in the United States, Asia, Europe and elsewhere where it is lawful to make such offers. No action has been taken, or will be taken, which would permit a public offering of the notes in any jurisdiction outside the United States.

Each of the underwriters has severally represented and agreed that it has not offered, sold or delivered and it will not offer, sell or deliver, directly or indirectly, any of the notes, in or from any jurisdiction except under circumstances that are reasonably designed to result in compliance with the applicable laws and regulations thereof.

This prospectus supplement does not constitute an offer of the notes, directly or indirectly, in Canada or to residents of Canada. Each underwriter, severally and not jointly, has represented and agreed that it has not offered or sold, directly or indirectly, and will not, directly or indirectly, offer, sell or deliver, any of the notes in or from Canada or to any resident of Canada without the consent of MFC. Each underwriter, severally and not jointly, has also agreed that it will include a comparable provision in any sub-underwriting, banking group or selling group agreement or similar arrangement with respect to the notes that may be entered into by such underwriter in connection with the offering of the notes.

Notice to Prospective Investors in the United States of America

The notes may not be acquired or held by any person who is an employee benefit plan or other plan or arrangement subject to Title I of the Employee Retirement Income Security Act of 1974, as amended (“ERISA”), or Section 4975 of the Code, or who is acting on behalf of or investing the assets of any such plan or arrangement, unless the acquisition and holding of the notes by such person will not result in a non-exempt prohibited transaction under Section 406 of ERISA or Section 4975 of the Code.

Notice to Prospective Investors in the European Economic Area

The notes are not intended to be offered, sold or otherwise made available to and should not be offered, sold or otherwise made available to any retail investor in the European Economic Area (“EEA”). For these purposes, a “retail investor” means a person who is one (or more) of: (i) a retail client as defined in point (11) of Article 4(1) of Directive 2014/65/EU (as amended, “MiFID II”); or (ii) a customer within the meaning of Directive (EU) 2016/97, as amended, where that customer would not qualify as a professional client as defined in point (10) of Article 4(1) of MiFID II; or (iii) not a “qualified investor” as defined in Article 2(e) of Regulation (EU) 2017/1129 (as amended, the “Prospectus Regulation”). Consequently, no key information document required by Regulation (EU) No 1286/2014 (as amended, the “PRIIPs Regulation”) for offering or selling the notes or otherwise making them available to retail investors in the EEA has been prepared and therefore offering or selling the notes or otherwise making them available to any retail investor in the EEA may be unlawful under the PRIIPs Regulation.

Each person in a Member State of the EEA who receives any communication in respect of, or who acquires any notes under, the offers to the public contemplated in this prospectus supplement, or to whom the notes are otherwise made available, will be deemed to have represented, warranted, acknowledged and agreed to and with each underwriter and us that it and any person on whose behalf it acquires notes is not a “retail investor” as defined above.

This prospectus supplement has been prepared on the basis that any offer of notes in any Member State of the EEA will be made pursuant to an exemption under the Prospectus Regulation from the requirement to publish a prospectus for offers of notes. Accordingly, any person making or intending to make an offer in that Member State of notes which are the subject of the offering contemplated in this prospectus supplement may only do so to legal entities which are qualified investors as defined in the Prospectus Regulation, provided that no such offer of notes shall require us or any of the underwriters to publish a prospectus pursuant to Article 3 of the Prospectus Regulation or supplement a prospectus pursuant to Article 23 of the Prospectus Regulation, in each case in relation to such offer. Neither we nor the underwriters have authorised, nor do we or they authorise, the making of any offer of notes to any legal entity which is not a qualified investor as defined in the Prospectus Regulation. Neither we nor the underwriters have authorised, nor do we or they authorise, the making of any offer of notes through any financial intermediary, other than offers made by the underwriters, which constitute the final placement of the notes contemplated in this prospectus supplement. This prospectus supplement is not a prospectus for the purposes of the Prospectus Regulation.

Any distributor subject to MiFID II (for the purposes of this paragraph, a “distributor”) subsequently offering, selling or recommending the notes is responsible for undertaking its own target market assessment in respect of the notes and determining the appropriate distribution channels for the purposes of the MiFID II product governance rules under Commission Delegated Directive (EU) 2017/593 (the “Delegated Directive”). Neither we nor any of the underwriters make any representations or warranties as to a distributor’s compliance with the Delegated Directive.

For the purposes of this section, the expression an “offer of notes to the public” in relation to any notes in any EU Member State means the communication in any form and by any means of sufficient information on the terms of the offer and the notes to be offered so as to enable an investor to decide to purchase or subscribe the notes, as the same may be varied in that EU Member State by any measure implementing the Prospectus Regulation in that EU Member State.

Solely for the purposes of each manufacturer’s product approval process of the notes, the target market assessment in respect of the notes has led to the conclusion that: (i) the target market for the notes is eligible counterparties (“ECPs”) and professional clients only, each as defined in MiFID II; and (ii) all channels for distribution of the notes to ECPs and professional clients are appropriate. Any person subsequently offering, selling or recommending the notes (a “distributor”) should take into consideration the manufacturer’s target market assessment; however, and without prejudice to our obligations in accordance with MiFID II, a distributor subject to MiFID II is responsible for undertaking its own target market assessment in respect of the notes (by either adopting or refining the manufacturer’s target market assessment) and determining appropriate distribution channels.

Notice to Prospective Investors in the United Kingdom

This document is for distribution only to, and is directed solely at, persons who (i) have professional experience in matters relating to investments and who qualify as investment professionals within the meaning of Article 19(5) of the Financial Services and Markets Act 2000 (Financial Promotion) Order 2005 (as amended, the “Financial Promotion Order”), (ii) are persons falling within Article 49(2)(a) to (d) (“high net worth companies, unincorporated associations etc.”) of the Financial Promotion Order, (iii) are outside the United Kingdom (the “UK”), or (iv) are persons to whom an invitation or inducement to engage in banking activity (within the meaning of Section 21 of the Financial Services and Markets Act 2000, as amended (the “FSMA”)) in connection with the issue or sale of any securities may otherwise lawfully be communicated or caused to be communicated (all such persons together being referred to as “relevant persons”). This document is directed only at relevant persons and must not be acted on or relied on by persons who are not relevant persons. Any investment or investment activity to which this document relates is available only to relevant persons and will be engaged in only with relevant persons. Any person who is not a relevant person should not act or rely on this document or any of its contents.

The notes are not intended to be offered, sold or otherwise made available to and should not be offered, sold or otherwise made available to any retail investor in the UK. For these purposes, a “retail investor” means a person who is one (or more) of: (i) a retail client, as defined in point (8) of Article 2 of Regulation (EU) No 2017/565 as it forms part of domestic law by virtue of the European Union (Withdrawal) Act 2018 (the

“EUWA”); (ii) a customer within the meaning of the provisions of the FSMA and any rules or regulations made under the FSMA to implement Directive (EU) 2016/97, where that customer would not qualify as a professional client, as defined in point (8) of Article 2(1) of Regulation (EU) No 600/2014 as it forms part of domestic law by virtue of the EUWA; or (iii) not a qualified investor as defined in Article 2 of Regulation (EU) 2017/1129 as it forms part of domestic law (the “UK Prospectus Regulation”) by virtue of the EUWA. Consequently no key information document required by Regulation (EU) No 1286/2014 as it forms part of domestic law by virtue of the EUWA (the “UK PRIIPs Regulation”) for offering or selling the notes or otherwise making them available to retail investors in the UK has been prepared and therefore offering or selling the notes or otherwise making them available to any retail investor in the UK may be unlawful under the UK PRIIPs Regulation.

Each person in the UK who receives any communication in respect of, or who acquires any notes under, the offers to the public contemplated in this prospectus supplement, or to whom the notes are otherwise made available, will be deemed to have represented, warranted, acknowledged and agreed to and with each underwriters and us that it and any person on whose behalf it acquires notes is not a “retail investor” (as defined above).

This prospectus supplement has been prepared on the basis that any offer of notes in the UK will be made pursuant to an exemption under the UK Prospectus Regulation and the FSMA from the requirement to publish a prospectus for offers of notes. Accordingly, any person making or intending to make an offer in the UK of notes which are the subject of the offering contemplated in this prospectus supplement may only do so to legal entities which are qualified investors as defined in the UK Prospectus Regulation, provided that no such offer of notes shall require us or any of the underwriters to publish a prospectus pursuant to Article 3 of the UK Prospectus Regulation or Section 85 of the FSMA or supplement a prospectus pursuant to Article 23 of the UK Prospectus Regulation, in each case in relation to such offer. Neither we nor the underwriters have authorised, nor do we or they authorise, the making of any offer of notes to any legal entity which is not a qualified investor as defined in the UK Prospectus Regulation. Neither we nor the underwriters have authorised, nor do we or they authorise, the making of any offer of notes through any financial intermediary, other than offers made by the underwriters, which constitute the final placement of the notes contemplated in this prospectus supplement. This prospectus supplement is not a prospectus for the purposes of the UK Prospectus Regulation.

Any distributor subject to the FCA Handbook Product Intervention and Product Governance Sourcebook (the “UK MiFIR Product Governance Rules”) is responsible for undertaking its own target market assessment in respect of the notes (by either adopting or refining the manufacturers’ target market assessment) and determining the appropriate distribution channels. Neither we nor any of the underwriters make any representations or warranties as to a distributor’s compliance with the UK MiFIR Product Governance Rules.

Notice to Prospective Investors in Hong Kong

The notes may not be offered or sold in Hong Kong by means of any document other than (i) in circumstances which do not constitute an offer to the public within the meaning of the Companies Ordinance (Cap. 32, Laws of Hong Kong), or (ii) to “professional investors” within the meaning of the Securities and Futures Ordinance (Cap. 571, Laws of Hong Kong) and any rules made thereunder, or (iii) in other circumstances which do not result in the document being a “prospectus” within the meaning of the Companies Ordinance (Cap. 32, Laws of Hong Kong) and no advertisement, invitation or document relating to the notes may be issued or may be in the possession of any person for the purpose of issue (in each case whether in Hong Kong or elsewhere), which is directed at, or the contents of which are likely to be accessed or read by, the public in Hong Kong (except if permitted to do so under the laws of Hong Kong) other than with respect to notes which are or are intended to be disposed of only to persons outside Hong Kong or only to “professional investors” within the meaning of the Securities and Futures Ordinance (Cap. 571, Laws of Hong Kong) and any rules made thereunder.

Notice to Prospective Investors in Japan

The notes have not been and will not be registered under the Financial Instruments and Exchange Law of Japan (the “Financial Instruments and Exchange Law”) and each underwriter has agreed that it will not offer or sell any notes, directly or indirectly, in Japan or to, or for the benefit of, any resident of Japan (which term as used herein means any person resident in Japan, including any corporation or other entity organized under the laws of Japan), or to others for re-offering or resale, directly or indirectly, in Japan or to a resident of Japan, except pursuant to an exemption from the registration requirements of, and otherwise in compliance with, the Financial Instruments and Exchange Law and any other applicable laws, regulations and ministerial guidelines of Japan.

Notice to Prospective Investors in Singapore

This prospectus supplement has not been registered as a prospectus with the Monetary Authority of Singapore. Accordingly, this prospectus supplement and any other document or material in connection with the offer or sale, or invitation for subscription or purchase, of the notes may not be circulated or distributed, nor may the notes be offered or sold, or be made the subject of an invitation for subscription or purchase, whether directly or indirectly, to persons in Singapore other than (i) to an institutional investor under Section 274 of the Securities and Futures Act, Chapter 289 of Singapore (the “SFA”), (ii) to a relevant person pursuant to Section 275(1), or any person pursuant to Section 275(1 A), and in accordance with the conditions specified in Section 275 of the SFA or (iii) otherwise pursuant to, and in accordance with the conditions of, any other applicable provision of the SFA, in each case subject to compliance with conditions set forth in the SFA.

Where the notes are subscribed or purchased under Section 275 of the SFA by a relevant person which is:

•

a corporation (which is not an accredited investor (as defined in Section 4A of the SFA)) the sole business of which is to hold investments and the entire share capital of which is owned by one or more individuals, each of whom is an accredited investor; or

•

a trust (where the trustee is not an accredited investor) whose sole purpose is to hold investments and each beneficiary of the trust is an individual who is an accredited investor, shares, debentures and units of shares and debentures of that corporation or the beneficiaries’ rights and interest (howsoever described) in that trust shall not be transferred within six months after that corporation or that trust has acquired the notes pursuant to an offer made under Section 275 of the SFA except

•

to an institutional investor (for corporations, under Section 274 of the SFA) or to a relevant person defined in Section 275(2) of the SFA, or to any person pursuant to an offer that is made on terms that such shares, debentures and units of shares and debentures of that corporation or such rights and interest in that trust are acquired at a consideration of not less than S$200,000 (or its equivalent in a foreign currency) for each transaction, whether such amount is to be paid for in cash or by exchange of securities or other assets, and further for corporations, in accordance with the conditions specified in Section 275 of the SFA;

•	where no consideration is or will be given for the transfer; or

•	where the transfer is by operation of law.

Solely for the purposes of our obligations pursuant to sections 309B(1)(a) and 309B(1)(c) of the SFA, we have determined, and hereby notify all relevant persons (as defined in Section 309A of the SFA) that the notes are “prescribed capital markets products” (as defined in the Securities and Futures (Capital Markets Products) Regulations 2018) and Excluded Investment Products (as defined in MAS Notice SFA 04-N12: Notice on the Sale of Investment Products and MAS Notice FAA-N16: Notice on Recommendations on Investment Products).

Notice to Prospective Investors in Switzerland

This prospectus supplement is not intended to constitute an offer or solicitation to purchase or invest in the notes. The notes may not be publicly offered, directly or indirectly, in Switzerland within the meaning of the Swiss Financial Services Act (“FinSA”) and no application has or will be made to admit the notes to trading on any trading venue (exchange or multilateral trading facility) in Switzerland. Neither this prospectus supplement nor any other offering or marketing material relating to the notes constitutes a prospectus pursuant to the FinSA, and neither this prospectus supplement nor any other offering or marketing material relating to the notes may be publicly distributed or otherwise made publicly available in Switzerland.

LEGAL MATTERS

Certain legal matters relating to Canadian law will be passed upon for us by Torys LLP, Toronto, Ontario, Canada and certain legal matters relating to United States law will be passed upon for us by Debevoise & Plimpton LLP, New York, New York. In addition, Paul, Weiss, Rifkind, Wharton & Garrison LLP, Toronto, Ontario, Canada is acting as U.S. counsel for the underwriters in this offering and McCarthy Tétrault LLP, Toronto, Ontario, Canada is acting as Canadian counsel for the underwriters in this offering. As of the date hereof, partners, counsel and associates of Torys LLP and Debevoise & Plimpton LLP, as a group, beneficially own, directly or indirectly, less than one percent of any securities of MFC or any associates or affiliates of MFC.

AUDITORS

Our auditors are Ernst & Young LLP, Chartered Professional Accountants, Toronto, Ontario, Canada.

Our consolidated financial statements as of December 31, 2024 and 2023 and for the years then ended incorporated by reference in this prospectus supplement have been audited by Ernst & Young LLP, independent registered chartered professional accountants, as indicated in their report dated February 19, 2025 and are incorporated herein in reliance upon such report given the authority of said firm as experts in accounting and auditing in giving said report.

Ernst & Young LLP has advised that they are independent accountants with respect to MFC within the meaning of the Code of Professional Conduct of the Chartered Professional Accountants of Ontario (registered name of The Institute of Chartered Accountants of Ontario), the United States federal securities laws and the rules and regulations thereunder, including the independence rules adopted by the Securities and Exchange Commission pursuant to the Sarbanes-Oxley Act of 2002 and the Public Company Accounting Oversight Board (United States).

WHERE YOU CAN FIND MORE INFORMATION

MFC has filed with the SEC under the Securities Act a registration statement on Form F-10 relating to various securities, including the notes. This prospectus supplement and the prospectus, which constitute a part of the registration statement, do not contain all of the information contained in the registration statement, certain items of which are contained in other parts of and in the exhibits to the registration statement as permitted by the rules and regulations of the SEC. Statements included or incorporated by reference in this prospectus supplement and the prospectus about the contents of any contract, agreement or other document referred to are not necessarily complete, and in each instance, prospective investors should refer to the exhibits for a complete description of the matter involved.

MFC files annual and quarterly financial information and material change reports and other material with the securities regulatory authorities in each of the provinces and territories of Canada and with the SEC. Under the multi-jurisdictional disclosure system adopted by the United States, documents and other information that MFC files with the SEC may be prepared in accordance with the disclosure requirements of Canada, which are different from those of the United States. Prospective investors may read and download any public document that MFC has filed with the securities regulatory authorities in each of the provinces and territories of Canada on SEDAR+ at www.sedarplus.ca. Additionally, prospective investors may read and download the documents MFC has filed on EDGAR at www.sec.gov.

DOCUMENTS INCORPORATED BY REFERENCE

The following documents, which have been filed by MFC with the securities regulatory authorities in Canada, are incorporated by reference in the prospectus and this prospectus supplement:

•	annual information form dated February 19, 2025 (except for the section of the annual information form entitled “Ratings”);

•

audited consolidated financial statements and the notes thereto for the years ended December 31, 2024 and 2023, together with the Report of Independent Registered Public Accounting Firm thereon and with respect to the effectiveness of internal control over financial reporting as of December  31, 2024, filed as an exhibit to the Form 40-F filed with the SEC on February 19, 2025;

•	management’s discussion and analysis for the audited consolidated financial statements referred to in the preceding paragraph;

•	unaudited interim consolidated financial statements and the notes thereto for the three and nine months ended September 30, 2025;

•	management’s discussion and analysis for the unaudited consolidated financial statements referred to in the preceding paragraph; and

•	management information circular dated March 12, 2025 regarding our annual meeting of shareholders held on May 8, 2025.

Any documents of the type referred to above, all material change reports (excluding confidential material change reports, if any) and business acquisition reports that we file with the securities regulatory authorities in Canada after the date of this prospectus supplement and prior to the termination of the distribution of notes shall be deemed to be incorporated by reference in the prospectus and this prospectus supplement. In addition, any similar documents filed by us with the SEC in our periodic reports on Form 6-K or annual reports on Form 40-F, and any other documents filed with or furnished to the SEC pursuant to Sections 13(a), 13(c) or 15(d) of the Exchange Act, in each case on or after the date of this prospectus supplement and prior to the termination of the distribution of notes, shall be deemed to be incorporated by reference in the prospectus and this prospectus supplement and the registration statement of which they form a part, except that any report on Form 6-K shall be so incorporated only to the extent expressly provided in such report.

Any statement contained in this prospectus supplement, the prospectus or in a document incorporated or deemed to be incorporated by reference herein or therein shall be deemed to be modified or superseded, for the purposes of this prospectus supplement or the prospectus, as the case may be, to the extent that a statement contained herein or therein, or in any other subsequently filed document that also is or is deemed to be incorporated by reference herein or therein, modifies or supersedes such statement. The modifying or superseding statement need not state that it has modified or superseded a prior statement or includes any other information set forth in the document that it modifies or supersedes. The making of a modified or superseded statement will not be deemed an admission for any purposes that the modified or superseded statement, when made, constituted a misrepresentation, an untrue statement of a material fact or an omission to state a material fact that is required to be stated or that is necessary to make a statement not misleading in light of the circumstances in which it was made. Any statement so modified or superseded shall not be deemed, except as so modified or superseded, to constitute a part of this prospectus supplement or the prospectus.

MFC is subject to the informational requirements of the Exchange Act and in accordance therewith files or furnishes reports and other information with or to the SEC. MFC’s recent SEC filings may be obtained over the internet at the SEC’s website at www.sec.gov.

No securities regulatory authority has expressed an opinion about these securities and it is an offence to claim otherwise.

This short form base shelf prospectus has been filed under legislation in each of the provinces and territories of Canada that permits certain information about these securities to be determined after this prospectus has become final and that permits the omission from this prospectus of that information. The legislation requires the delivery to purchasers of a prospectus supplement containing the omitted information within a specified period of time after agreeing to purchase any of these securities, except where an exemption from such delivery requirements is available. This short form base shelf prospectus has been filed in reliance on an exemption from the preliminary base shelf prospectus requirement for a well-known seasoned issuer.

Information has been incorporated by reference in this prospectus from documents filed with securities commissions or similar authorities in Canada. Copies of the documents incorporated herein by reference may be obtained on request without charge from the Corporate Secretary of Manulife Financial Corporation at 200 Bloor Street East, NT-10, Toronto, Ontario, Canada M4W 1E5 (Telephone: (416) 926-3000), and are also available electronically at www.sedarplus.ca and www.sec.gov.

SHORT FORM BASE SHELF PROSPECTUS

New Issue	September 25, 2025

Manulife Financial Corporation

US$5,000,000,000

Debt Securities

Class A Shares

Class B Shares

Class 1 Shares

Common Shares

Subscription Receipts

Warrants

Units

We may from time to time offer and issue the following securities: (i) senior or subordinated unsecured debt securities (collectively, the “Debt Securities”); (ii) Class A Shares, Class B Shares and Class 1 Shares (collectively, the “Preferred Shares”); (iii) Common Shares; (iv) Subscription Receipts; (v) Warrants; and (vi) Units comprising one or more of the other securities described in this prospectus. The Debt Securities, Preferred Shares, Common Shares, Subscription Receipts, Warrants and Units (collectively, the “Securities”) offered hereby may be offered separately or together, in separate series, in amounts, at prices and on terms to be set forth in an accompanying prospectus supplement.

We may sell up to US$5,000,000,000 in aggregate initial offering amount of Securities (or the equivalent in other currencies or currency units) or, if any Debt Securities are issued at an original issue discount, such greater amount as shall result in an aggregate issue price of US$5,000,000,000 (or the equivalent in other currencies or currency units) at any time and from time to time during the 25 month period that this prospectus, including any amendments thereto, remains valid.

This prospectus has been filed in reliance on an exemption from the preliminary base shelf prospectus requirement for a “well-known seasoned issuer” (as such term is defined under the WKSI Blanket Orders (as defined below)). We have determined that we qualify as a well-known seasoned issuer as of September 24, 2025. See “Reliance on Exemptions for Well-Known Seasoned Issuers”.

The specific terms of the Securities in respect of which this prospectus is being delivered will be set forth in the applicable prospectus supplement and may include, where applicable: (i) in the case of the Debt Securities, the specific designation, aggregate principal amount, the currency or the currency unit for which such securities may be purchased, maturity, interest provisions, authorized denominations, offering price, any terms for redemption at our option or the option of the holder, any exchange or conversion terms, any sinking fund payments and any other specific terms; (ii) in the case of Preferred Shares, the designation of the particular class, series, liquidation preference amount, the number of shares offered, the issue price, the dividend rate, the dividend payment dates, any terms for redemption at our option or the option of the holder, any exchange or conversion terms and any other specific terms; (iii) in the case of Common Shares, the number of shares offered and the offering price; (iv) in the case of Subscription Receipts, the number of Subscription Receipts being offered, the offering price, the procedures for the exchange of the Subscription Receipts for Debt Securities, Preferred Shares or Common Shares, as the case may be, the currency in which the Subscription Receipts are issued and any other specific terms; (v) in the case of Warrants, the designation, number and terms of the Debt Securities, Preferred Shares or Common Shares or other Securities purchasable upon exercise of the Warrants, any procedures that will result in the adjustment of those numbers, the exercise price, dates and periods of exercise, the currency in which the Warrants are issued and any other specific terms; and (vi) in the case of Units, the designation and terms of the Units and of the securities comprising the Units, the currency in which the Units are issued and any other specific terms.

This prospectus does not qualify for issuance Debt Securities in respect of which the payment of principal and/or interest may be determined, in whole or in part, by reference to one or more underlying interests including, for example, an equity or debt security, a statistical measure of economic or financial performance including, but not limited to, any currency, consumer price or mortgage index, or the price or value of one or more commodities, indices or other items, or any other item or formula, or any combination or basket of the foregoing items. For greater certainty, this prospectus may qualify for issuance Debt Securities in respect of which the payment of principal and/or interest may be determined, in whole or in part, by reference to published rates of a central banking authority or one or more financial institutions, such as a prime rate or bankers’ acceptance rate, or to recognized market benchmark interest rates.

All information permitted under applicable securities laws to be omitted from this prospectus will be contained in one or more prospectus supplements that will be delivered to purchasers together with this prospectus, except where an exemption from such delivery requirements is available. Each prospectus supplement will be deemed to be incorporated by reference in this prospectus as of the date of such prospectus supplement but only for the purposes of the distribution of the Securities to which the prospectus supplement pertains.

Our head and registered office is located at 200 Bloor Street East, Toronto, Ontario, Canada M4W 1E5.

This offering is made by a foreign issuer that is permitted, under a multijurisdictional disclosure system adopted by the United States, to prepare this prospectus in accordance with the disclosure requirements of its home country. Prospective investors should be aware that such requirements are different from those of the United States. Financial statements included or incorporated herein, if any, have been prepared in accordance with foreign generally accepted accounting principles, and may be subject to foreign auditing and auditor independence standards, and thus may not be comparable to financial statements of United States companies.

Prospective investors should be aware that the acquisition of the securities described herein may have tax consequences both in the United States and in the home country of the Registrant. Such consequences for investors who are resident in, or citizens of, the United States may not be described fully herein.

The enforcement by investors of civil liabilities under the federal securities laws may be affected adversely by the fact that the Registrant is incorporated or organized under the laws of a foreign country, that some or all of its officers and directors may be residents of a foreign country, that some or all of the underwriters or experts named in the registration statement may be residents of a foreign country, and that all or a substantial portion of the assets of the Registrant and said persons may be located outside the United States.

THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND EXCHANGE COMMISSION NOR HAS THE COMMISSION PASSED UPON THE ACCURACY OR ADEQUACY OF THIS PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

In connection with any offering of the Securities (other than at-the-market distributions), the underwriters, dealers or agents may over-allot or effect transactions which stabilize or maintain the market price of the Securities offered at a higher level than that which might exist in the open market. These transactions may be commenced, interrupted or discontinued at any time. See “Plan of Distribution.”

The outstanding Common Shares are currently listed on the Toronto Stock Exchange, the New York Stock Exchange, the Hong Kong Stock Exchange and the Philippines Stock Exchange, and the outstanding Class A Shares Series 2, Class A Shares Series 3, Class 1 Shares Series 3, Class 1 Shares Series 4, Class 1 Shares Series 9, Class 1 Shares Series 11, Class 1 Shares Series 13, Class 1 Shares Series 15, Class 1 Shares Series 17, Class 1 Shares Series 19 and Class 1 Shares Series 25 are listed on the Toronto Stock Exchange. Unless otherwise specified in the applicable prospectus supplement, any Securities offered hereby will not be listed on any stock exchange.

The Securities may be sold through underwriters or dealers, directly by us pursuant to applicable statutory exemptions, or through designated agents from time to time. This prospectus may qualify an “at-the-market distribution” (as such term is defined in National Instrument 44-102 – Shelf Distributions). Each prospectus supplement will identify each underwriter, dealer or agent engaged in connection with the offering and sale of those Securities, and will also set forth the terms of the offering of such Securities including the net proceeds to us and, to the extent applicable, any fees payable to the underwriters, dealers or agents.

An investment in Securities involves significant risks that should be carefully considered by prospective investors before purchasing Securities. The risks outlined in this prospectus and in the documents incorporated by reference herein, including the applicable prospectus supplement, should be carefully reviewed and considered by prospective investors in connection with any investment in Securities. See “Caution Regarding Forward-Looking Statements” and “Risk Factors”.

The Debt Securities will be direct unsecured obligations of MFC constituting senior or subordinated indebtedness, as identified in the relevant prospectus supplement, for the purposes of the Insurance Companies Act (Canada) (the “ICA”) and will not constitute deposits that are insured under the Canada Deposit Insurance Corporation Act (the “CDIC Act”), or by the U.S. Federal Deposit Insurance Corporation (the “FDIC”).

PRESENTATION OF INFORMATION

In this prospectus, unless otherwise indicated or unless the context otherwise requires:

•	all references to “MFC” refer to Manulife Financial Corporation, not including its subsidiaries;

•	all references to “MLI” refer to The Manufacturers Life Insurance Company, not including its subsidiaries;

•	MFC and its subsidiaries, including MLI, are collectively referred to as “Manulife”; and

•	references to “us”, “we” and “our” refer to Manulife.

All references in this prospectus to “Canada” mean Canada, its provinces, its territories, its possessions and all areas subject to its jurisdiction. Unless otherwise indicated, all references in this prospectus to “$” or “dollars” are to Canadian dollars and all references to “US$” are to U.S. dollars.

CAUTION REGARDING FORWARD-LOOKING STATEMENTS

From time to time, MFC makes written and/or oral forward-looking statements, including in this prospectus and the documents incorporated by reference in this prospectus. In addition, our representatives may make forward-looking statements orally to analysts, investors, the media and others. All such statements are made pursuant to the “safe harbour” provisions of Canadian provincial securities laws and the U.S. Private Securities Litigation Reform Act of 1995.

The forward-looking statements in this prospectus and the documents incorporated by reference in this prospectus include, but are not limited to, statements with respect to MFC’s possible or assumed future results set out under “General Development of the Business”, “Business Operations” and “Government Regulation” in our most recent annual information form (the “AIF”) and in the management’s discussion and analysis in our most recent annual report and our most recent interim financial report.

The forward-looking statements in this prospectus and the documents incorporated by reference in this prospectus also include, but are not limited to, statements with respect to MFC’s strategic priorities and targets, our medium-term financial and operating targets, the impact of the transition to the eMPF platform on core earnings from our Mandatory Provident Fund business, planned share buybacks, the impact of changes in tax laws and the probability and impact of Life Insurance Capital Adequacy Test (“LICAT”) scenario switches, the expected benefits and time to close the Comvest Credit Partners acquisition, and also relate to, among other things, MFC’s objectives, goals, strategies, intentions, plans, beliefs, expectations and estimates, and can generally be identified by the use of words such as “may”, “will”, “could”, “should”, “would”, “likely”, “suspect”, “outlook”, “expect”, “intend”, “estimate”, “anticipate”, “believe”, “plan”, “forecast”, “objective”, “seek”, “aim”, “continue”, “goal”, “restore”, “embark” and “endeavour” (or the negative thereof) and words and expressions of similar import, and include statements concerning possible or assumed future results. Although MFC believes that the expectations reflected in such forward-looking statements are reasonable, such statements involve risks and uncertainties, and undue reliance should not be placed on such statements and they should not be interpreted as confirming market or analysts’ expectations in any way.

Certain material factors or assumptions are applied in making forward-looking statements and actual results may differ materially from those expressed or implied in such statements.

Important factors that could cause actual results to differ materially from expectations include but are not limited to:

•

general business and economic conditions (including but not limited to the performance, volatility and correlation of equity markets, interest rates, credit and swap spreads, inflation rates, currency rates, investment losses and defaults, market liquidity and creditworthiness of guarantors, reinsurers and counterparties);

•	changes in laws and regulations;

•	changes in accounting standards applicable in any of the territories in which we operate;

•	changes in regulatory capital requirements;

•	our ability to obtain premium rate increases on in-force policies;

•	our ability to execute strategic plans and changes to strategic plans;

•	downgrades in our financial strength or credit ratings;

•	our ability to maintain our reputation;

•	impairments of goodwill or intangible assets or the establishment of provisions against future tax assets;

•	the accuracy of estimates relating to morbidity, mortality and policyholder behaviour;

•	the accuracy of other estimates used in applying accounting policies, actuarial methods and embedded value methods;

•	our ability to implement effective hedging strategies and unforeseen consequences arising from such strategies;

•	our ability to source appropriate assets to back our long-dated liabilities;

•	level of competition and consolidation;

•	our ability to market and distribute products through current and future distribution channels;

•	unforeseen liabilities or asset impairments arising from acquisitions and dispositions of businesses;

•	the realization of losses arising from the sale of investments classified as fair value through other comprehensive income;

•	our liquidity, including the availability of financing to satisfy existing financial liabilities on expected maturity dates when required;

•	obligations to pledge additional collateral;

•	the availability of letters of credit to provide capital management flexibility;

•	accuracy of information received from counterparties and the ability of counterparties to meet their obligations;

•	the availability, affordability and adequacy of reinsurance;

•	legal and regulatory proceedings, including tax audits, tax litigation or similar proceedings;

•	our ability to adapt products and services to the changing market;

•	our ability to attract and retain key executives, employees and agents;

•	the appropriate use and interpretation of complex models or deficiencies in models used;

•	political, legal, operational and other risks associated with our operations;

•	geopolitical uncertainty, including international conflicts and trade disputes;

•	acquisitions and our ability to complete acquisitions including the availability of equity and debt financing for this purpose;

•	the disruption of or changes to key elements of Manulife’s or public infrastructure systems;

•	environmental concerns, including climate change;

•	our ability to protect our intellectual property and exposure to claims of infringement;

•	our inability to withdraw cash from subsidiaries;

•	the expected time to close the Comvest Credit Partners acquisition;

•	the anticipated benefits of the Comvest Credit Partners acquisition; and

•

the fact that the amount and timing of any future common share repurchases will depend on the earnings, cash requirements and financial condition of Manulife, market conditions, capital requirements (including under LICAT capital standards), common share issuance requirements, applicable law and regulations (including Canadian and U.S. securities laws and Canadian insurance company regulations), and other factors deemed relevant by Manulife, and may be subject to regulatory approval or conditions.

Additional information about material risk factors that could cause actual results to differ materially from expectations and about material factors or assumptions applied in making forward-looking statements may be found in this prospectus under “Risk Factors” as well as under “Risk Management” in our AIF, under “Risk Management and Risk Factors” and “Critical Actuarial and Accounting Policies” in the management’s discussion and analysis in our most recent annual report, under “Risk Management and Risk Factors Update” and “Critical Actuarial and Accounting Policies” in the management’s discussion and analysis in our most recent interim financial report, in the “Risk Management” note to the consolidated financial statements in our most recent annual report and most recent interim financial report, and elsewhere in our filings with Canadian and U.S. securities regulators.

The forward-looking statements in this prospectus and in the documents incorporated by reference in this prospectus are, unless otherwise indicated, stated as of the date thereof, hereof or the date of the document incorporated by reference, as the case may be, and are presented for the purpose of assisting investors and others in understanding our financial position and results of operations, our future operations, as well as our objectives and strategic priorities, and may not be appropriate for other purposes. We do not undertake to update any forward-looking statement, except as required by law.

DOCUMENTS INCORPORATED BY REFERENCE

The following documents, which have been filed by MFC with the securities regulatory authorities in Canada or with the Securities and Exchange Commission (the “SEC”) in the United States, are incorporated by reference in this prospectus:

•	AIF dated February 19, 2025 (except for the section thereof entitled “Ratings”);

•

audited consolidated financial statements and the notes thereto for the years ended December 31, 2024 and 2023, together with the Report of Independent Registered Public Accounting Firm thereon, filed as an exhibit to the Form 40-F filed with the SEC in the United States on February 19, 2025;

•	management’s discussion and analysis for the audited consolidated financial statements referred to in the preceding item;

•	unaudited interim consolidated financial statements and the notes thereto for the three and six month periods ended June 30, 2025;

•	management’s discussion and analysis for the unaudited interim consolidated financial statements referred to in the preceding item; and

•	management information circular dated March 12, 2025, regarding MFC’s annual meeting of shareholders held on May 8, 2025.

Any documents of the type described in Section 11.1 of Form 44-101F1 ~~—-~~ Short Form Prospectus and any template version of marketing materials (each as defined in National Instrument 41-101 ~~—-~~ General Prospectus Requirements) we file with the Canadian securities regulatory authorities after the date of this prospectus and prior to the termination of the distribution of Securities under any prospectus supplement shall be deemed to be incorporated by reference in this prospectus, except, with respect to any (i) audited consolidated financial statements, the Independent Auditor’s Report thereon prepared in accordance with Canadian auditing standards, and (ii) AIF, the section thereof entitled “Ratings”. In addition, any similar documents filed by us with the SEC in our periodic reports on Form 6-K or annual reports on Form 40-F, except, with respect to any AIF filed as an exhibit thereto, the section thereof entitled “Ratings”, and any other documents filed with or furnished to the SEC pursuant to Sections 13(a), 13(c) or 15(d) of the United States Securities Exchange Act of 1934, as amended, in each case after the date of this prospectus, shall be deemed to be incorporated by reference in this prospectus and the registration statement of which this prospectus forms a part, except that any report on Form 6-K shall be so incorporated only to the extent expressly provided in such report.

Any statement contained in this prospectus or in a document incorporated or deemed to be incorporated by reference herein shall be deemed to be modified or superseded, for the purposes of this prospectus, to the extent that a statement contained herein, or in any other subsequently filed document that also is or is deemed to be incorporated by reference herein, modifies or supersedes such statement. The modifying or superseding statement need not state that it has modified or superseded a prior statement or include any other information set forth in the document that it modifies or supersedes. The making of a modifying or superseding statement will not be deemed an admission for any purposes that the modified or superseded statement, when made, constituted a misrepresentation, an untrue statement of a material fact or an omission to state a material fact that is required to be stated or that is necessary to make a statement not misleading in light of the circumstances in which it was made. Any statement so modified or superseded shall not be deemed, except as so modified or superseded, to constitute a part of this prospectus.

When we file a new AIF and audited consolidated financial statements and related management’s discussion and analysis with, and where required, they are accepted by, the applicable securities regulatory authorities during the time that this prospectus is valid, the following documents will be deemed no longer incorporated by reference in this prospectus for purposes of future offers and sales of Securities under this prospectus: any previous AIF, any previous audited annual consolidated financial statements and related management’s discussion and analysis and all unaudited interim consolidated financial statements and related management’s discussion and analysis, all material change reports filed prior to the commencement of MFC’s financial year in respect of which the new AIF is filed, and any information circular filed prior to the commencement of MFC’s financial year in respect of which MFC’s new AIF is filed.

You should rely only on the information contained in or incorporated by reference in this prospectus or any applicable prospectus supplement. We have not authorized anyone to provide you with different or additional information. We are not making an offer of Securities in any jurisdiction where the offer is not permitted by law. You should not assume that the information contained in or incorporated by reference in this prospectus or any applicable prospectus supplement is accurate as of any date other than the date on the front of the applicable prospectus supplement.

WHERE YOU CAN FIND MORE INFORMATION

We have filed or will file with the SEC, under the United States Securities Act of 1933, as amended (the “Securities Act”), a registration statement on Form F-10 relating to the Securities. This prospectus, which constitutes a part of the registration statement, does not contain all of the information contained in the registration statement, certain items of which are contained in other parts of and in the exhibits to the registration statement as permitted by the rules and regulations of the SEC. Statements included or incorporated by reference in this prospectus about the contents of any contract, agreement or other document referred to are not necessarily complete, and in each instance, prospective investors should refer to the exhibits for a complete description of the matter involved. Under the registration statement, we may, from time to time, sell any combination of the Securities described in this prospectus in one or more offerings up to an aggregate principal amount of US$5,000,000,000 (or the equivalent in other currencies or currency units) or, if any Debt Securities are issued at an original issue discount, such greater amount as shall result in an aggregate issue price of US$5,000,000,000 (or the equivalent in other currencies or currency units). Each time we sell Securities under the registration statement, we will provide a prospectus supplement that will contain specific information about the terms of that offering. The prospectus supplement may also add, update or change information contained in this prospectus.

We file annual and quarterly financial information and material change reports and other material with the securities regulatory authorities in each of the provinces and territories of Canada and with the SEC. Under the multijurisdictional disclosure system adopted by the United States, documents and other information that we file with the SEC may be prepared in accordance with the disclosure requirements of Canada, which are different from those of the United States. Prospective investors may read and download any public document that we have filed with the securities regulatory authorities in each of the provinces and territories of Canada on SEDAR+ at www.sedarplus.ca. Prospective investors may read and download any document we have filed with the SEC on EDGAR at www.sec.gov.

ENFORCEABILITY OF CIVIL LIABILITIES

MFC is a corporation incorporated under and governed by the ICA. Most of our directors and officers, and certain of the experts named in this prospectus are Canadian residents, and a significant portion of our assets are located outside of the United States. It may be difficult for holders of securities to effect service within the United States upon our directors and officers and the experts named in this prospectus who are not residents of the United States or to enforce against them, both in and outside of the United States, judgments of courts of the United States predicated upon civil liability under United States federal securities laws. We believe that a monetary judgment of a United States court predicated solely upon civil liability under United States federal securities laws would likely be enforceable in Canada if the United States court in which the judgment was obtained had a basis for jurisdiction in the matter that was recognized by a Canadian court for such purposes. We cannot assure you that this will be the case. It is less certain that an action could be brought in Canada in the first instance on the basis of liability predicated solely upon such laws.

MANULIFE FINANCIAL CORPORATION

MFC is a life insurance company incorporated under the ICA on April 26, 1999 for the purpose of becoming the holding company of MLI following its demutualization. MLI was incorporated on June 23, 1887, by a Special Act of Parliament of the Dominion of Canada, and was converted into a mutual life insurance company in 1968. Pursuant to Letters Patent of Conversion, effective September 23, 1999, MLI implemented a plan of demutualization under the ICA and converted to a life insurance company with common shares and became a wholly owned subsidiary of MFC.

We are a leading international financial services provider, helping our customers make their decisions easier and lives better. With our global headquarters in Toronto, Canada, we operate as Manulife across Canada, Asia, and Europe, and primarily as John Hancock in the United States, providing financial advice and insurance for individuals, groups and businesses. Through Manulife Wealth & Asset Management, we offer global investment, financial advice and retirement plan services to individuals, institutions, and retirement plan members worldwide.

At the end of 2024, Manulife had more than 37,000 employees, over 109,000 agents, and thousands of distribution partners, serving over 36 million customers. Our business is organized into four primary reporting segments: Asia, Canada, U.S. and Global Wealth and Asset Management. Each reporting segment has profit and loss responsibility and develops products, services, distribution and marketing strategies based on the profile of its business and the needs of its market. Our property and casualty reinsurance business line is reported under the Corporate and Other reporting segment. This business line is a well-established participant in the highly specialized property retrocession market.

CONSOLIDATED CAPITALIZATION

Disclosure about the consolidated capitalization of MFC will be set forth in the prospectus supplement for any Securities offered pursuant to this prospectus.

SHARE STRUCTURE

MFC’s authorized share capital consists of an unlimited number of Common Shares, an unlimited number of Class A Shares, an unlimited number of Class B Shares and an unlimited number of Class 1 Shares. As of September 19, 2025, MFC had issued and outstanding: approximately 1,695 million Common Shares; 14 million Class A Shares Series 2; 12 million Class A Shares Series 3; approximately 6.5 million Class 1 Shares Series 3; approximately 1.5 million Class 1 Shares Series 4; 10 million Class 1 Shares Series 9; 8 million Class 1 Shares Series 11; 8 million Class 1 Shares Series 13; 8 million Class 1 Shares Series 15; 14 million Class 1 Shares Series 17; 10 million Class 1 Shares Series 19; 10 million Class 1 Shares Series 25; 2 million Class 1 Shares Series 27; 1.2 million Class 1 Shares Series 28; and 1 million Class 1 Shares Series 29. MFC has authorized but not issued Class 1 Shares Series 10; Class 1 Shares Series 12; Class 1 Shares Series 14; Class 1 Shares Series 16; Class 1 Shares Series 18; Class 1 Shares Series 20; and Class 1 Shares Series 26.

The following sets forth certain general terms and provisions of the Preferred Shares and Common Shares. For a full description of the terms and provisions, see MFC’s by-laws, which are available electronically at www.sedarplus.ca and www.sec.gov. The particular terms and provisions of a series of Preferred Shares offered pursuant to this prospectus will be set forth in the applicable prospectus supplement, and the extent to which the general terms and provisions described below may apply to those Preferred Shares, will be described in the prospectus supplement.

Certain Provisions of the Class A Shares as a Class

The following is a summary of certain provisions attaching to the Class A Shares as a class.

Priority

Each series of Class A Shares ranks on a parity with every other series of Class A Shares and every series of Class 1 Shares with respect to dividends and return of capital. The Class A Shares shall be entitled to a preference over the Class B Shares, the Common Shares and any other shares ranking junior to the Class A Shares with respect to priority in payment of dividends and in the distribution of assets in the event of the liquidation, dissolution or winding-up of MFC, whether voluntary or involuntary, or any other distribution of the assets of MFC among its shareholders for the specific purpose of winding up its affairs. If any cumulative dividends, whether or not declared, or declared non-cumulative dividends or amounts payable on return of capital are not paid in full in respect of any series of Class A Shares, the Class A Shares of all series shall participate rateably in respect of such dividends in accordance with the sums that would be payable on such shares if all such dividends were declared and paid in full, and in respect of such return of capital in accordance with the sums that would be payable on such return of capital if all sums so payable were paid in full; provided, however, that if there are insufficient assets to satisfy in full all such claims as aforesaid, the claims of the holders of the Class A Shares with respect to return of capital shall be paid and satisfied first and any assets remaining thereafter shall be applied towards the payment and satisfaction of claims in respect of dividends. The Class A Shares of any series may also be given such other preferences not inconsistent with the rights, privileges, restrictions and conditions attached to the Class A Shares as a class over the Class B Shares, the Common Shares and any other shares ranking junior to the Class A Shares as may be determined in the case of such series of Class A Shares.

Certain Provisions of the Class B Shares as a Class

The following is a summary of certain provisions attaching to the Class B Shares as a class.

Priority

Each series of Class B Shares ranks on a parity with every other series of Class B Shares with respect to dividends and return of capital. The Class B Shares shall rank junior to the Class A Shares and the Class 1 Shares with respect to priority in payment of dividends and in the distribution of assets in the event of the liquidation, dissolution or winding up of MFC, whether voluntary or involuntary, or any other distribution of the assets of MFC among its shareholders for the specific purpose of winding up its affairs, but the Class B Shares shall be entitled to a preference over the Common Shares and any other shares ranking junior to the Class B Shares with respect to priority in payment of dividends and the distribution of assets in the event of the liquidation, dissolution or winding up of MFC, whether voluntary or involuntary, or any other distribution of the assets of MFC among its shareholders for the specific purpose of winding up its affairs. If any cumulative dividends, whether or not declared, or declared non-cumulative dividends or amounts payable on return of capital are not paid in full in respect of any series of Class B Shares, the Class B Shares of all series shall participate rateably in respect of such dividends in accordance with the sums that would be payable on such shares if all such dividends were declared and paid in full, and in respect of such return of capital in accordance with the sums that would be payable on such return of capital if all sums so payable were paid in full; provided, however, that if there are insufficient assets to satisfy in full all such claims as aforesaid, the claims of the holders of the Class B Shares with respect to return of capital shall be paid and satisfied first and any assets remaining thereafter shall be applied towards the payment and satisfaction of claims in respect of dividends. The Class B Shares of any series may also be given such other preferences not inconsistent with the rights, privileges, restrictions and conditions attached to the Class B Shares as a class over the Common Shares and any other shares ranking junior to the Class B Shares as may be determined in the case of such series of Class B Shares.

Certain Provisions of the Class 1 Shares as a Class

The following is a summary of certain provisions attaching to the Class 1 Shares as a class.

Priority

Each series of Class 1 Shares ranks on a parity with every other series of Class 1 Shares and every series of Class A Shares with respect to dividends and return of capital. The Class 1 Shares shall be entitled to a preference over the Class B Shares, the Common Shares and any other shares ranking junior to the Class 1 Shares with respect to priority in payment of dividends and in the distribution of assets in the event of the liquidation, dissolution or winding-up of MFC, whether voluntary or involuntary, or any other distribution of the assets of MFC among its shareholders for the specific purpose of winding up its affairs. If any cumulative dividends, whether or not declared, or declared non-cumulative dividends or amounts payable on return of capital are not paid in full in respect of any series of Class 1 Shares, the Class 1 Shares of all series shall participate rateably in respect of such dividends in accordance with the sums that would be payable on such shares if all such dividends were declared and paid in full, and in respect of such return of capital in accordance with the sums that would be payable on such return of capital if all sums so payable were paid in full; provided, however, that if there are insufficient assets to satisfy in full all such claims as aforesaid, the claims of the holders of the Class 1 Shares with respect to return of capital shall be paid and satisfied first and any assets remaining thereafter shall be applied towards the payment and satisfaction of claims in respect of dividends. The Class 1 Shares of any series may also be given such other preferences not inconsistent with the rights, privileges, restrictions and conditions attached to the Class 1 Shares as a class over the Class B Shares, the Common Shares and any other shares ranking junior to the Class 1 Shares as may be determined in the case of such series of Class 1 Shares.

Certain Provisions Common to the Class A Shares, Class B Shares and Class 1 Shares

The following is a summary of certain provisions attaching to the Class A Shares as a class, to the Class B Shares as a class and to the Class 1 Shares as a class.

Directors’ Right to Issue in One or More Series

The Class A Shares, Class B Shares and Class 1 Shares may be issued at any time and from time to time in one or more series. Before any shares of a series are issued, the Board of Directors of MFC shall fix the number of shares that will form such series, if any, and shall, subject to any limitations set out in the by-laws of MFC or in the ICA, determine the designation, rights, privileges, restrictions and conditions to be attached to the Class A Shares, Class B Shares or Class 1 Shares, as the case may be, of such series, the whole subject to the filing with the Superintendent of Financial Institutions (Canada) (the “Superintendent”) of the particulars of such series, including the rights, privileges, restrictions and conditions determined by the Board of Directors of MFC.

Voting Rights of Preferred Shares

Except as referred to below or as required by law or as specified in the rights, privileges, restrictions and conditions attached from time to time to any series of Class A Shares, Class B Shares or Class 1 Shares, the holders of such Class A Shares, Class B Shares or Class 1 Shares as a class shall not be entitled as such to receive notice of, to attend or to vote at any meeting of the shareholders of MFC.

Amendment with Approval of Holders of Preferred Shares

The rights, privileges, restrictions and conditions attached to each of the Class A Shares, Class B Shares and Class 1 Shares as a class may be added to, changed or removed but only with the approval of the holders of such class of Preferred Shares given as hereinafter specified.

Approval of Holders of Preferred Shares

The approval of the holders of a class of Preferred Shares to add to, change or remove any right, privilege, restriction or condition attaching to such class of Preferred Shares as a class or in respect of any other matter requiring the consent of the holders of such class of Preferred Shares may be given in such manner as may then be required by law, subject to a minimum requirement that such approval be given by resolution signed by all the holders of such class of Preferred Shares or passed by the affirmative vote of at least two-thirds (2/3) of the votes cast at a meeting of the holders of such class of Preferred Shares duly called for that purpose.

Notwithstanding any other condition or provision of any class of Preferred Shares, the approval of the holders of any class, voting separately as a class or series, is not required on a proposal to amend the by-laws of MFC to:

(i)

increase or decrease the maximum number of authorized Class A Shares, Class B Shares or Class 1 Shares, as the case may be, or increase the maximum number of authorized shares of a class of shares having rights or privileges equal or superior to such class of Preferred Shares;

(ii)	effect the exchange, reclassification or cancellation of all or any part of the Class A Shares, Class B Shares or Class 1 Shares, as the case may be; or

(iii)	create a new class of shares equal to or superior to the Class A Shares, the Class B Shares or the Class 1 Shares, as the case may be.

The formalities to be observed with respect to the giving of notice of any such meeting or any adjourned meeting, the quorum required therefor and the conduct thereof shall be those from time to time required by the ICA as in force at the time of the meeting and those, if any, prescribed by the by-laws or the administrative resolutions of MFC with respect to meetings of shareholders. On every poll taken at every meeting of the holders of a class of Preferred Shares as a class, or at any joint meeting of the holders of two or more series of a class of Preferred Shares, each holder of such class of Preferred Shares entitled to vote thereat shall have one vote in respect of each relevant Preferred Share held.

Certain Provisions of the Common Shares as a Class

The authorized common share capital of MFC consists of an unlimited number of Common Shares without nominal or par value. Each holder of Common Shares is entitled to receive notice of and to attend all meetings of the shareholders of MFC, and is entitled to one vote for each share held, except for meetings at which only holders of another specified class or series of shares of MFC are entitled to vote separately as a class or series. The holders of Common Shares are entitled to receive dividends as and when declared by the Board of Directors of MFC, subject to the preference of the holders of Class A Shares, Class B Shares, Class 1 Shares and any other shares ranking senior to the Common Shares with respect to priority in payment of dividends. After payment to the holders of Class A Shares, Class B Shares, Class 1 Shares and any other shares ranking senior to Common Shares with respect to priority in the distribution of assets in the event of the liquidation, dissolution or winding up of MFC, the holders of Common Shares shall be entitled to receive prorated the net assets of MFC remaining, after the payment of all creditors and liquidation preferences, if any, that pertain to shareholders.

DESCRIPTION OF DEBT SECURITIES

The following sets forth certain general terms and provisions of the Debt Securities. The particular terms and provisions of Debt Securities offered pursuant to this prospectus will be set forth in the applicable prospectus supplement, and the extent to which the general terms and provisions described below may apply to such Debt Securities, will be described in the applicable prospectus supplement.

Senior Debt Securities will be issued in Canada under the trust indenture dated as of May 19, 2005, as supplemented from time to time, between MFC and Computershare Advantage Trust of Canada (formerly BNY Trust Company of Canada), as trustee, or such other trust indenture as MFC may enter into in the future. Subordinated Debt Securities will be issued in Canada under the trust indenture dated as of May 25, 2016, as supplemented from time to time, between MFC and Computershare Advantage Trust of Canada (formerly BNY Trust Company of Canada), as trustee, or such other trust indenture as MFC may enter into in the future with a financial institution authorized to carry on business as a trustee. Senior Debt Securities will be issued in the United States under the trust indenture dated as of September 17, 2010, as supplemented from time to time, between MFC and The Bank of New York Mellon as trustee. Subordinated Debt Securities will be issued in the United States either under (i) the trust indenture dated as of February 21, 2017, as supplemented from time to time, among MFC, The Bank of New York Mellon, as U.S. trustee, and Computershare Advantage Trust of Canada (formerly BNY Trust Company of Canada), as Canadian trustee, or (ii) the trust indenture to be entered into among MFC, The Bank of New York Mellon, as U.S. trustee, and Computershare Advantage Trust of Canada (formerly BNY Trust Company of Canada), as Canadian trustee. The indenture under which any Debt Securities are issued will be specified in the applicable prospectus supplement.

Priority

The Debt Securities will be senior or subordinated indebtedness of MFC as described in the relevant prospectus supplement. If the Debt Securities are senior indebtedness for purposes of the ICA, they will rank equally and rateably with all other unsecured indebtedness of MFC, from time to time issued and outstanding, which is not subordinated.

If the Debt Securities are subordinated indebtedness for the purposes of the ICA, except as otherwise provided in an applicable prospectus supplement, they will rank equally and rateably with all other subordinated indebtedness of MFC from time to time issued and outstanding (other than subordinated indebtedness which has been further subordinated in accordance with its terms).

In the event of the insolvency or winding-up of MFC, the subordinated indebtedness of MFC, including the subordinated Debt Securities, will be subordinated and postponed in right of payment to the prior payment in full of: (i) all policy liabilities of MFC; and (ii) all other liabilities and indebtedness of MFC, other than indebtedness that, by its terms, ranks equally with or subordinate to such subordinated indebtedness.

The Debt Securities are Unsecured Obligations

The Debt Securities will be direct unsecured obligations of MFC. The Debt Securities will not constitute deposits that are insured under the CDIC Act or by the FDIC.

MFC is a holding company that relies on dividends and interest payments from its insurance and other subsidiaries as the principal source of cash flow to meet its obligations, including with respect to its indebtedness, and to pay dividends. As a result, MFC’s cash flows and ability to service its obligations are dependent upon the earnings of its subsidiaries and the distribution of those earnings and other funds by its subsidiaries to it. Substantially all of MFC’s business is currently conducted through its subsidiaries.

MLI is MFC’s principal operating subsidiary. The payment of dividends to MFC by MLI is subject to restrictions set out in the ICA. The ICA prohibits the declaration or payment of any dividend on shares of an insurance company if there are reasonable grounds for believing: (i) the company does not have adequate capital and adequate and appropriate forms of liquidity; or (ii) the declaration or the payment of the dividend would cause the company to be in contravention of any regulation made under the ICA respecting the maintenance of adequate capital and adequate and appropriate forms of liquidity, or of any direction made to the company by the Superintendent. All of our U.S. and Asian operating life insurance companies are subsidiaries of MLI. Accordingly, a restriction on dividends from MLI would restrict MFC’s ability to obtain dividends from its U.S. and Asian businesses.

Certain of MFC’s U.S. insurance subsidiaries also are subject to insurance laws in Michigan, New York and Massachusetts, the jurisdictions in which these subsidiaries are domiciled, which impose general limitations on the payment of dividends and other upstream distributions by these subsidiaries to MLI. Our Asian insurance subsidiaries are also subject to restrictions in the jurisdictions in which these subsidiaries are domiciled which could affect their ability to pay dividends to MLI in certain circumstances. In addition, the ability of MFC’s insurance subsidiaries to pay dividends to MFC in the future will depend on their earnings, macroeconomic conditions, and their respective local regulatory requirements and restrictions, including capital adequacy and requirements, exchange controls and economic or trade sanctions. These subsidiaries are subject to a variety of insurance and other laws and regulations that vary by jurisdiction and are intended to protect policyholders and beneficiaries in that jurisdiction first and foremost, rather than investors. These subsidiaries are generally required to maintain solvency and capital standards as set by their local regulators and may also be subject to other regulatory restrictions, all of which may limit the ability of subsidiary companies to pay dividends or make distributions to MFC. Such limits could have a material adverse effect on MFC’s liquidity, including its ability to pay dividends to shareholders and service its debt.

MFC’s subsidiaries will not be obligated to pay any amounts due on the Debt Securities. Furthermore, except to the extent MFC has a priority or equal claim against its subsidiaries as a creditor, the Debt Securities will be structurally subordinated to debt and preferred stock at the subsidiary level because, as the common shareholder of its subsidiaries, MFC will be subject to the prior claims of creditors of its subsidiaries. Consequently, the Debt Securities will be structurally subordinated to all liabilities of any of MFC’s subsidiaries, including liabilities to policyholders and contract holders.

Terms of the Debt Securities

The aggregate principal amount of Debt Securities that may be issued under each indenture is unlimited. You should refer to the applicable prospectus supplement for the specific terms and other information with respect to each series of Debt Securities, which may include the following:

•	the designation, aggregate principal amount and authorized denominations of such Debt Securities;

•	the indenture under which such Debt Securities will be issued;

•

the currency or currency units for which the Debt Securities may be purchased and the currency or currency unit in which the principal and any interest is payable (in either case, if other than Canadian dollars);

•	any applicable subordination provisions;

•	the percentage of the principal amount at which such Debt Securities will be issued;

•	the date or dates on which such Debt Securities will mature or whether such Debt Securities have no stated maturity with respect to the payment of principal;

•	the rate or rates (which may be fixed or variable) per annum at which such Debt Securities will bear interest, if any, or the method of determination of such rates, if any;

•	the dates on which such interest, if any, will be payable and the record dates for such payments;

•	provisions, if any, for the deferral and/or cancellation of payments of interest or principal at our discretion or under other circumstances;

•	any redemption term or terms under which such Debt Securities may be defeased, if applicable;

•	whether such Debt Securities are to be issued in registered form, bearer form or in the form of temporary or permanent global securities and the basis of exchange, transfer and ownership thereof;

•	the place or places where principal, premium, if any, and interest will be payable;

•	the amount of discount, if any, with which such Debt Securities will be issued;

•	whether such Debt Securities will be issued in whole or in part in the form of one or more global securities;

•	the identity of the depositary for global securities;

•

whether a temporary security is to be issued with respect to such Debt Securities and whether any interest payable prior to the issuance of definitive Debt Securities of such series will be credited to the account of the persons entitled to such interest;

•

the terms upon which beneficial interests in a temporary global Debt Security may be exchanged in whole or in part for beneficial interests in a definitive global debt security or for individual definitive Debt Securities and the terms upon which such exchanges may be made;

•	the securities exchange(s) on which such series of Debt Securities will be listed, if any;

•	any terms relating to the modification, amendment or waiver of any terms of such Debt Securities or the applicable indenture;

•	any change in the right of the trustee(s) or the holders to declare the principal, premium, if any, and interest with respect to such series of Debt Securities to be due and payable;

•	governing law;

•	any exchange or conversion terms; and

•	any other specific terms, including any additional events of default or covenants not inconsistent with the provisions of the applicable indenture.

Debt Securities may, at our option, be issued in fully registered form, in “book-entry only” form (the implications of which are discussed below) or may be uncertificated. Debt Securities in registered form will be exchangeable for other Debt Securities of the same series and tenor, registered in the same name, for a like aggregate principal amount in authorized denominations and will be transferable at any time or from time to time at the corporate trust office of the relevant trustee. No charge will be made to the holder for any such exchange or transfer except for any tax or government charge incidental thereto.

Debt Securities may be issued in separate series, at various times with different maturity dates, may bear interest at different rates and may otherwise vary.

We will summarize in the applicable prospectus supplement certain terms of the Debt Securities being offered thereby and the relevant indenture which we believe will be most important to your decision to invest in the Debt Securities being offered. You should keep in mind, however, that it is the applicable indenture, as supplemented by any applicable supplemental indenture, and not this summary, which define your rights as a holder of Debt Securities. There may be other provisions in the applicable indenture which are also important to you. You should read the applicable indenture for a full description of the terms of the series of Debt Securities. See “Where You Can Find More Information” for information on how to obtain copies of the applicable indenture.

DESCRIPTION OF SUBSCRIPTION RECEIPTS

The following sets forth certain general terms and provisions of the Subscription Receipts. We may issue Subscription Receipts that may be exchanged by the holders thereof for Debt Securities, Preferred Shares or Common Shares upon the satisfaction of certain conditions. The particular terms and provisions of the Subscription Receipts offered pursuant to this prospectus will be set forth in the applicable prospectus supplement, and the extent to which the general terms described below apply to those Subscription Receipts, will be described in the applicable prospectus supplement.

We may offer Subscription Receipts separately or together with Debt Securities, Preferred Shares or Common Shares, as the case may be. We will issue Subscription Receipts under a subscription receipt agreement.

Selected provisions of the Subscription Receipts and the subscription receipt agreements are summarized below. This summary is not complete. The statements made in this prospectus relating to any subscription receipt agreement and Subscription Receipts to be issued thereunder are summaries of certain anticipated provisions thereof and are subject to, and are qualified in their entirety by reference to, all provisions of the applicable subscription receipt agreement.

Any prospectus supplement for Subscription Receipts supplementing this prospectus will contain the terms and conditions and other information with respect to the Subscription Receipts being offered thereby, including:

•	the number of Subscription Receipts;

•	the price at which the Subscription Receipts will be offered and whether the price is payable in instalments;

•	any conditions to the exchange of Subscription Receipts into Debt Securities, Preferred Shares or Common Shares, as the case may be, and the consequences of such conditions not being satisfied;

•	the procedures for the exchange of the Subscription Receipts into Debt Securities, Preferred Shares or Common Shares, as the case may be;

•	the number of Debt Securities, Preferred Shares or Common Shares, as the case may be, that may be exchanged upon exercise of each Subscription Receipt;

•	the designation and terms of any other Securities with which the Subscription Receipts will be offered, if any, and the number of Subscription Receipts that will be offered with each Security;

•	the dates or periods during which the Subscription Receipts may be exchanged into Debt Securities, Preferred Shares or Common Shares;

•	whether such Subscription Receipts will be listed on any securities exchange;

•	any other rights, privileges, restrictions and conditions attaching to the Subscription Receipts; and

•	any other specific terms.

Subscription receipt certificates will be exchangeable for new subscription receipt certificates of different denominations at the office indicated in the applicable prospectus supplement. Prior to the exchange of their Subscription Receipts, holders of Subscription Receipts will not have any of the rights of holders of the securities subject to the Subscription Receipts.

DESCRIPTION OF WARRANTS

The following sets forth certain general terms and provisions of the Warrants. We may issue Warrants for the purchase of Debt Securities, Preferred Shares or Common Shares or other Securities. Warrants may be issued independently or together with Debt Securities, Preferred Shares or Common Shares or other Securities offered by any prospectus supplement and may be attached to, or separate from, any such offered Securities. Warrants will be issued under one or more warrant agreements between us and a warrant agent that we will name in the applicable prospectus supplement.

Selected provisions of the Warrants and the warrant agreements are summarized below. This summary is not complete. The statements made in this prospectus relating to any warrant agreement and Warrants to be issued thereunder are summaries of certain anticipated provisions thereof and are subject to, and are qualified in their entirety by reference to, all provisions of the applicable warrant agreement.

Any prospectus supplement for Warrants supplementing this prospectus will contain the terms and other information with respect to the Warrants being offered thereby, including:

•	the designation of the Warrants;

•	the aggregate number of Warrants offered and the offering price;

•

the designation, number and terms of the Debt Securities, Preferred Shares or Common Shares or other Securities purchasable upon exercise of the Warrants, and procedures that will result in the adjustment of those numbers;

•	the exercise price of the Warrants;

•	the dates or periods during which the Warrants are exercisable;

•	the designation and terms of any securities with which the Warrants are issued;

•	if the Warrants are issued as a unit with another security, the date on and after which the Warrants and the other security will be separately transferable;

•	the currency or currency unit in which the exercise price is denominated;

•	any minimum or maximum amount of Warrants that may be exercised at any one time;

•	whether such Warrants will be listed on any securities exchange;

•	any terms, procedures and limitations relating to the transferability, exchange or exercise of the Warrants;

•	any rights, privileges, restrictions and conditions attaching to the Warrants; and

•	any other specific terms.

Warrant certificates will be exchangeable for new warrant certificates of different denominations at the office indicated in the prospectus supplement. Prior to the exercise of their Warrants, holders of Warrants will not have any of the rights of holders of the Securities subject to the Warrants.

Modifications

We may amend the warrant agreements and the Warrants, without the consent of the holders of the Warrants, to cure any ambiguity, to cure, correct or supplement any defective or inconsistent provision, or in any other manner that will not materially and adversely affect the interests of holders of outstanding Warrants. Other amendment provisions will be as indicated in the applicable prospectus supplement.

Enforceability

The warrant agent will act solely as our agent. The warrant agent will not have any duty or responsibility if we default under the warrant agreements or the warrant certificates. A Warrant holder may, without the consent of the warrant agent, enforce, by appropriate legal action on its own behalf, the holder’s right to exercise the holder’s Warrants.

DESCRIPTION OF UNITS

The following sets forth certain general terms and provisions of the Units. We may issue Units comprising one or more of the other Securities described in this prospectus in any combination. Each Unit will be issued so that the holder of the Unit is also the holder of each Security included in the Unit. Thus, the holder of a Unit will have the rights and obligations of a holder of each included Security. The unit agreement under which a Unit is issued may provide that the Securities included in the Unit may not be held or transferred separately, at any time or at any time before a specified date.

Any prospectus supplement for Units supplementing this prospectus will contain the terms and other information with respect to the Units being offered thereby, including:

•	the designation and terms of the Units and of the Securities comprising the Units, including whether and under what circumstances those Securities may be held or transferred separately;

•	any provisions for the issuance, payment, settlement, transfer or exchange of the Units or of the Securities comprising the Units;

•	whether the Units will be issued in fully registered or global form; and

•	any other specific terms.

The applicable prospectus supplement will describe the terms of any Units. The preceding description and any description of Units in the applicable prospectus supplement does not purport to be complete and is subject to and is qualified in its entirety by reference to the unit agreement and, if applicable, collateral arrangements and depositary arrangements relating to such Units.

ICA RESTRICTIONS AND APPROVALS

Under the ICA, MFC, with the prior consent of the Superintendent, may redeem any of its redeemable shares or purchase any of its shares, including the Preferred Shares or Common Shares, as the case may be, unless there are reasonable grounds for believing that MFC is, or the redemption or purchase would cause MFC to be, in contravention of any regulation or guidelines made under the ICA respecting the maintenance by life insurance companies of adequate capital and adequate and appropriate forms of liquidity, or any direction to MFC made by the Superintendent pursuant to subsection 515(3) of the ICA regarding its capital or its liquidity. No such direction to MFC has been made to date. MFC is also prohibited under the ICA from paying or declaring a dividend if there are reasonable grounds for believing that MFC is, or the payment would cause MFC to be, in contravention of any regulation made under the ICA representing the maintenance by life insurance companies of adequate capital and adequate and appropriate forms of liquidity, or any direction to MFC made by the Superintendent pursuant to subsection 515(3) of the ICA regarding its capital or its liquidity. As of the date hereof, this limitation would not restrict a payment of quarterly dividends on the Preferred Shares or Common Shares, and no such direction to MFC has been made. In addition, MFC must provide at least 15 days’ prior notice to the Superintendent before paying any dividends.

CONSTRAINTS ON SHARES

The ICA contains restrictions on the purchase or other acquisition, issue, transfer and voting of the shares of MFC. Pursuant to these restrictions, no person is permitted to acquire any shares of MFC if the acquisition would cause the person to have a “significant interest” in any class of shares of MFC, unless the prior approval of the Minister of Finance (Canada) is obtained. The restrictions also prohibit any person from becoming a “major shareholder” of MFC. In addition, MFC is not permitted to record in its securities register any transfer or issue of shares if the transfer or issue would cause the person to breach the ownership restrictions. For these purposes, a person has a significant interest in a class of shares of MFC where the aggregate of any shares of that class beneficially owned by that person, any entity controlled by that person and by any person associated or acting jointly or in concert with that person exceeds 10% of all the outstanding shares of that class of shares of MFC. A person is a major shareholder if the aggregate of any shares in a class of voting shares held by that person and by any entity controlled by that person exceeds 20% of the outstanding shares of that class, or, for a class of non-voting shares, a holding exceeds 30% of that class. If a person contravenes any of these restrictions, the Minister of Finance may, by order, direct such person to dispose of all or any portion of those shares. In addition, the ICA prohibits life insurance companies, including MFC, from recording in its securities register a transfer or issue of any share to His Majesty in right of Canada or of a province, an agent or agency of His Majesty, a foreign government or an agent or agency of a foreign government and provides further that no person may exercise the voting rights attached to those shares of an insurance company. The ICA exempts from such constraints certain foreign financial institutions which are controlled by foreign governments and eligible agents provided certain conditions are satisfied.

Under applicable insurance laws and regulations in Michigan, New York and Massachusetts, no person may acquire control of any of our insurance company subsidiaries domiciled in any such state without obtaining prior approval of such state’s insurance regulatory authority. Under applicable laws and regulations, any person acquiring, directly or indirectly, 10% or more of the voting securities of any other person is presumed to have acquired “control” of such person. Thus, any person seeking to acquire voting securities of MFC that would result in the person owning 10% or more of the voting securities of MFC must obtain the prior approval of the insurance regulatory authorities in certain states including Michigan, New York and Massachusetts, or must demonstrate to the relevant insurance regulator’s satisfaction that the acquisition of such securities will not give them control of MFC. Under state law, the failure to obtain such prior approval would entitle MFC or the insurance regulatory authorities to seek judicial injunctive relief, including enjoining the proposed acquisition or the voting of the acquired securities at any meeting of shareholders.

PLAN OF DISTRIBUTION

We may sell the Securities:

•	through underwriters or dealers;

•	directly to one or more purchasers pursuant to applicable statutory exemptions; or

•	through agents.

The Securities may be sold at fixed prices or non-fixed prices, such as prices determined by reference to the prevailing price of the specified Securities in a specified market, at market prices prevailing at the time of sale, including sales in transactions that are deemed to be at-the-market distributions, or at prices to be negotiated with purchasers, which prices may vary as between purchasers and during the period of distribution of the Securities. The prospectus supplement for any of the Securities being offered thereby will set forth the terms of the offering of such Securities, including the type of Security being offered, the name or names of any underwriters or agents, the purchase price of such Securities, the proceeds from such sale, any underwriting discounts and other items constituting underwriters’ compensation, any public offering price and any discounts or concessions allowed or re-allowed or paid to dealers. Only underwriters so named in the prospectus supplement are deemed to be underwriters in connection with the Securities offered thereby.

If underwriters are used in the sale, the Securities will be acquired by the underwriters for their own account and may be resold from time to time in one or more transactions, including negotiated transactions, at a fixed public offering price or at varying prices determined at the time of sale. The obligations of the underwriters to purchase such Securities will be subject to certain conditions precedent, and the underwriters will be obligated to purchase all the Securities of the series offered by the prospectus supplement if any of such Securities are purchased. Any public offering price and any discounts or concessions allowed or re-allowed or paid to dealers may be changed from time to time.

The Securities may also be sold directly by us at such prices and upon such terms as agreed to by us and the purchaser or through agents designated from time to time. Any agent involved in the offering and sale of the Securities in respect of which this prospectus is delivered will be named, and any commissions payable to such agent will be set forth, in the prospectus supplement. Unless otherwise indicated in the prospectus supplement, any agent would be acting on a best efforts basis for the period of its appointment.

We may agree to pay the underwriters, dealers or agents a commission for various services relating to the issue and sale of any Securities offered hereby. Any such commission will be paid out of our general corporate funds. Underwriters, dealers or agents who participate in the distribution of the Securities may be entitled under agreements to be entered into with us to indemnification by us against certain liabilities, including liabilities under securities legislation, or to contribution with respect to payments which such underwriters, dealers or agents may be required to make in respect thereof.

In connection with any offering of the Securities (other than at-the-market distributions), the underwriters, dealers or agents may over-allot or effect transactions which stabilize or maintain the market price of the Securities offered at a higher level than that which might exist in the open market. These transactions may be commenced, interrupted or discontinued at any time.

USE OF PROCEEDS

Unless otherwise specified in a prospectus supplement, the net proceeds from the sale of the Securities will be used for general corporate purposes.

RISK FACTORS

An investment in the Securities is subject to various risks, including those risks inherent in investing in a diversified financial institution. Before deciding whether to invest in the Securities, investors should carefully consider the risks relating to Manulife in the information incorporated by reference in this prospectus (including subsequently filed documents incorporated by reference) and, if applicable, those described in a prospectus supplement for a specific offering of Securities.

Prospective purchasers should consider the categories of risks identified and discussed under “Risk Management” in our AIF, under “Risk Management and Risk Factors” and “Critical Actuarial and Accounting

Policies” in the management’s discussion and analysis in our most recent annual report, under “Risk Management and Risk Factors Update” and “Critical Actuarial and Accounting Policies” in the management’s discussion and analysis in our most recent interim financial report, in the “Risk Management” note to the consolidated financial statements in our most recent annual report and most recent interim financial report, and elsewhere in our filings with Canadian and U.S. securities regulators.

DOCUMENTS FILED AS PART OF THE REGISTRATION STATEMENT

The following documents have been or will be filed with the SEC as part of the registration statement of which this prospectus forms a part: the documents (and portions thereof) referred to under the heading “Documents Incorporated by Reference”; the consent of Ernst & Young LLP; powers of attorney from directors and officers of MFC; the Senior Indenture between MFC and The Bank of New York Mellon, as trustee; the Subordinated Indenture among MFC, The Bank of New York Mellon, as U.S. trustee, and Computershare Advantage Trust of Canada (formerly BNY Trust Company of Canada), as Canadian trustee; the form of Subordinated Indenture among MFC, The Bank of New York Mellon, as U.S. trustee, and Computershare Advantage Trust of Canada (formerly BNY Trust Company of Canada), as Canadian trustee; and the Statements of Eligibility of The Bank of New York Mellon under the Trust Indenture Act of 1939 on Form T-1.

AGENT FOR SERVICE OF PROCESS

Nicole S. Arnaboldi, Guy L.T. Bainbridge, Donald P. Kanak, May Tan and John W. P-K. Wong (the “Non-Resident Directors”) are directors of MFC who reside outside of Canada. The Non-Resident Directors have appointed the following agent for service of process:

Name of Person or Company	Name and Address of Agent
Nicole S. Arnaboldi Guy L.T. Bainbridge Donald P. Kanak May Tan John W. P-K. Wong	Manulife Financial Corporation 200 Bloor Street East Toronto, Ontario, Canada M4W 1E5

Purchasers are advised that it may not be possible for investors to enforce judgments obtained in Canada against any person or company that is incorporated, continued or otherwise organized under the laws of a foreign jurisdiction or resides outside of Canada, even if the party has appointed an agent for service of process.

RELIANCE ON EXEMPTIONS FOR WELL-KNOWN SEASONED ISSUERS

The securities regulatory authorities in each of the provinces and territories of Canada have adopted substantively harmonized blanket orders, including Ontario Instrument 44-501 – Exemption from Certain Prospectus Requirements for Well-known Seasoned Issuers (Interim Class Order) (together with the equivalent local blanket orders in each of the other provinces and territories of Canada, collectively, the “WKSI Blanket Orders”). The WKSI Blanket Orders have been extended, as applicable, until November 28, 2025 (unless otherwise extended). This prospectus has been filed by us in reliance upon the WKSI Blanket Orders, which permit “well-known seasoned issuers”, or “WKSIs”, to file a final short form base shelf prospectus as the first public step in an offering, and exempt qualifying issuers from certain disclosure requirements relating to such final short form base shelf prospectus. As of September 24, 2025, we have determined that we qualify as a “well-known seasoned issuer” under the WKSI Blanket Orders.

PROSPECTUS SUPPLEMENT

    , 2025

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